Filed pursuant to Rule 424(b)(3)
Registration No. 333-136131
333-136131-01
333-136131-02
333-136131-03

Prospectus

XM SATELLITE RADIO INC.

XM SATELLITE RADIO HOLDINGS INC.

OFFER TO EXCHANGE

$600,000,000 9.75% SENIOR NOTES DUE 2014 AND

GUARANTEED BY XM SATELLITE RADIO HOLDINGS INC., XM EQUIPMENT LEASING LLC AND

XM RADIO INC.

FOR $600,000,000 9.75% SENIOR NOTES DUE 2014 AND

GUARANTEED BY XM SATELLITE RADIO HOLDINGS INC., XM EQUIPMENT LEASING LLC AND

XM RADIO INC. AND

REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

AND

OFFER TO EXCHANGE

$200,000,000 SENIOR FLOATING RATE NOTES DUE 2013 AND

GUARANTEED BY XM SATELLITE RADIO HOLDINGS INC., XM EQUIPMENT LEASING LLC AND

XM RADIO INC.

FOR $200,000,000 SENIOR FLOATING RATE NOTES DUE 2013 AND

GUARANTEED BY XM SATELLITE RADIO HOLDINGS INC., XM EQUIPMENT LEASING LLC AND

XM RADIO INC.

AND REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

Interest on 9.75% Senior Floating Rate Notes due 2014 payable May 1 and November 1,

Commencing November 1, 2006.

Interest on Senior Floating Rate Notes due 2013 payable May 1, August 1, November 1 and February 1,

Commencing August 1, 2006.

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE

AT 5:00 P.M., NEW YORK CITY TIME, ON SEPTEMBER 18, 2006 UNLESS EXTENDED.

•	We hereby offer to exchange all outstanding notes that are validly tendered and not withdrawn for an equal amount of a new series of notes that are registered under the Securities Act of 1933.

•	The exchange offer will expire at 5:00 P.M., New York City time, on September 18, 2006, unless extended.

•	The exchange is subject to customary conditions, including that the exchange offer not violate applicable law or any applicable interpretation of the Staff of the Securities and Exchange Commission.

•	You may withdraw your tender of your outstanding notes at any time before the expiration of the exchange offer.

•	We will not receive any proceeds from the exchange offer.

•	The terms of the exchange notes to be issued are substantially identical to the outstanding notes, except they are registered under the Securities Act of 1933 and are therefore fully transferable.

•	You may only tender your outstanding notes in denominations of $1,000 and multiples of $1,000.

•	The exchange of notes will not be a taxable exchange for U.S. federal income tax purposes.

Please see “ Risk Factors” beginning on page 10, which includes risk factors incorporated herein by reference to our Annual Report on Form 10-K for the year ended December 31, 2005 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006 for a discussion of certain factors you should consider in connection with the exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved the notes to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is August 17, 2006

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

We have not taken nor will we take any action in any jurisdiction to permit a public offering of the exchange notes or the possession or distribution of this prospectus other than in the United States.

The Securities and Exchange Commission allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. This prospectus incorporates by reference certain business and financial information about us that is not included in or delivered with this document. You may obtain copies of the documents incorporated by reference in this document, without charge, by writing us at the following address or calling us at the following telephone number:

XM Satellite Radio

1500 Eckington Place, NE

Washington, DC 20002-2194

(202) 380-4000

Attention: General Counsel

To obtain timely delivery of documents requested, you must request the information no later than five business days prior to the expiration date for the exchange offer.

SUMMARY

This prospectus should be read carefully before any decision is made with respect to the notes. The following summary therefore is qualified in its entirety by reference to, and should be read in conjunction with, the information appearing elsewhere in this prospectus, including the section entitled “Risk Factors.” Unless otherwise noted, the terms “we,” “our,” “us,” “XM” and “Holdings” refer to XM Satellite Radio Holdings Inc. (parent of XM Satellite Radio Inc.) and its subsidiaries. “Inc.” refers to XM Satellite Radio Inc., the issuer of the notes.

Our Business

We are America’s leading satellite radio service company, providing music, entertainment and information programming for reception by vehicle, home and portable radios nationwide and over the internet for a monthly subscription fee to over 7 million subscribers. We believe XM Radio appeals to consumers because of our innovative and diverse programming, nationwide coverage, commercial-free music channels and digital sound quality.

Our executive offices are located at 1500 Eckington Place, N.E., Washington, D.C. 20002, and our telephone number is (202) 380-4000. We maintain an Internet site on the World Wide Web at www.xmradio.com. Information at our website is not, and should not be deemed to be, part of this prospectus.

SUMMARY OF THE EXCHANGE OFFER

The Exchange Offer

We are offering to exchange $1,000 principal amount of our 9.75% Senior Notes due 2014 which have been registered under the Securities Act of 1933 (“Senior Fixed Rate Notes”), for each $1,000 principal amount of our outstanding unregistered 9.75% Senior Notes due 2014 which were issued by us on May 1, 2006 in a private offering (“Outstanding Fixed Rate Notes”) and we are offering to exchange $1,000 principal amount of our Senior Floating Rate Notes due 2013 which have been registered under the Securities Act of 1933 (“Senior Floating Rate Notes,” and together with Senior Fixed Rate Notes, the “exchange notes”), for each $1,000 principal amount of our outstanding unregistered Senior Floating Rate Notes due 2013 which were issued by us on May 1, 2006 in a private offering (“Outstanding Floating Rate Notes,” and together with Outstanding Fixed Rate Notes, the “outstanding notes”). We refer to the exchange notes and the outstanding notes together as the “notes.”

In order for your outstanding notes to be exchanged, you must properly tender them before the exchange offer expires. All outstanding notes that are validly tendered and not validly withdrawn will be exchanged. We will issue the exchange notes promptly after the exchange offer expires.

You may tender your outstanding notes for exchange in whole or in part in integral multiples of $1,000 principal amount.

Registration Rights Agreement

We sold the outstanding notes on May 1, 2006 to UBS Securities LLC, J.P Morgan Securities LLC, Bear, Stearns & Co. Inc., Citigroup Global Markets Inc., and Credit Suisse Securities (USA) LLC, whom we collectively refer to as the “initial purchasers.” Simultaneously with that sale we signed a registration rights agreement with the initial purchasers that requires us to conduct this exchange offer.

After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your outstanding notes.

For a description of the procedures for tendering outstanding notes, see “The Exchange Offer—Procedures for Tendering Outstanding Notes.”

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time, on September 18, 2006 unless extended by us, in which case the expiration date will mean the latest date and time to which the exchange offer is extended. See “The Exchange Offer—Expiration Date; Extensions; Amendments.”

Consequences of Failure to Exchange Your Outstanding Notes	If you do not exchange your outstanding notes for exchange notes in the exchange offer, you will continue to be subject to the restrictions on transfer provided in the outstanding notes and the indenture governing the notes. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not plan to register the outstanding notes under the Securities Act.

Conditions to the Exchange Offer

The exchange offer is subject to several customary conditions that we may waive at our sole discretion. All of these conditions, other than those dependent upon the receipt of necessary government approvals, must be asserted, satisfied or waived by us on or before the expiration of the exchange offer. The exchange offer is not conditioned upon any minimum aggregate principal amount at maturity of outstanding notes being tendered. See “The Exchange Offer—Conditions to the Exchange Offer.”

We reserve the right, in our sole and absolute discretion, subject to applicable law, at any time and from time to time:

•	to delay acceptance of the outstanding notes;

•	to terminate the exchange offer if certain specified conditions have not been satisfied;

•	to extend the expiration date of the exchange offer and retain all outstanding notes tendered pursuant to the exchange offer, subject, however, to the right of the holders of outstanding notes to withdraw their tendered outstanding notes; and

•	to waive any condition dependent on the receipt of necessary governmental approvals or otherwise amend the terms of the exchange offer in any respect.

See “The Exchange Offer—Expiration Date; Extensions; Amendments.”

Withdrawal Rights

You may withdraw the tender of your outstanding notes at any time before the expiration date by delivering a written notice of your withdrawal to the exchange agent according to the withdrawal procedures described under the heading “The Exchange Offer—Withdrawal Rights.”

Procedures for Tendering Outstanding Notes	If you wish to tender your outstanding notes for exchange, you must:

•	complete and sign a letter of transmittal according to the instructions contained in the Letter of Transmittal; and

•	forward the Letter of Transmittal by mail, facsimile transmission or hand delivery, together with any other required documents, to the exchange agent, either with the outstanding notes that you tender or in compliance with the specified procedures for guaranteed delivery of your outstanding notes.

Some brokers, dealers, commercial banks, trust companies and other nominees may also effect tenders by book-entry transfer.

Please do not send your Letter of Transmittal or certificates representing your outstanding notes to us. You should send those documents only to the exchange agent. You should direct any information requests or questions regarding how to tender your outstanding notes to the exchange agent. See “The Exchange Offer—Exchange Agent.”

Special Procedures for Beneficial Owners

If your outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, we urge you to contact such person promptly if you wish to tender your outstanding notes pursuant to the exchange offer. See “The Exchange Offer—Procedures for Tendering Outstanding Notes.”

Resales of Exchange Notes

We believe that with the effectiveness of the registration statement of which this prospectus is a part you will be able to offer for resale, resell and otherwise transfer exchange notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	you are acquiring the exchange notes in the ordinary course of your business;

•	you are not participating, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes; and

•	you are not an “affiliate” of Holdings or Inc. within the meaning of Rule 405 under the Securities Act.

Our belief is based on the interpretations by the Staff of the SEC, as set forth in no-action letters issued to third parties unrelated to us. The Staff of the SEC has not considered the exchange offer in the context of a no-action letter, and we cannot assure you that the Staff of the SEC would make a similar determination with respect to this exchange offer.

If our belief is not accurate and you transfer an exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from such requirements, you may incur liability under the Securities Act. We do not and will not assume or indemnify you against such liability.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes which were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of these exchange notes. A broker-dealer may use this prospectus for an offer to sell, resale or other transfer of exchange notes. See “Plan of Distribution.”

Exchange Agent

The exchange agent for the exchange offer is The Bank of New York. The address, telephone number and facsimile number of the exchange agent are set forth in “The Exchange Offer—Exchange Agent” and in the Letter of Transmittal.

Use of Proceeds

We will not receive any cash proceeds from the issuance of the exchange notes offered in this prospectus. The net proceeds from the offering of the outstanding notes have been used to retire outstanding secured debt, including all or a portion of our outstanding 14% Senior Secured Discount Notes due 2009, 12% Senior Secured Notes due 2010 and Senior Secured Floating Rate Notes due 2009, which at the time of redemption bore interest at 10.18%, and to prepay certain obligations to General Motors that would have come due in 2007, 2008 and 2009. Any additional proceeds have been or will be used to prepay other existing obligations or indebtedness and for working capital and general corporate purposes.

Federal Income Tax Consequences

The exchange of outstanding notes for exchange notes by tendering holders will not be a taxable exchange for U.S. federal income tax purposes, and such holders will not recognize any taxable gain or loss or any interest income for U.S. federal income tax purposes as a result of the exchange. See “Material United States Federal Income Tax Consequences.”

See “The Exchange Offer” for more detailed information concerning the terms of the exchange offer.

SUMMARY OF THE EXCHANGE NOTES

The exchange offer relates to the exchange of up to $600,000,000 Outstanding Senior Fixed Rate Notes for an equal principal amount of exchange notes and the exchange of up to $200,000,000 Outstanding Senior Floating Rate Notes for an equal principal amount of exchange notes. The form and terms of the exchange notes are substantially identical to the form and terms of the outstanding notes, except the exchange notes are registered under the Securities Act and therefore are freely transferable. The exchange notes will evidence the same debt as the outstanding notes, which they replace. Both the outstanding notes and the exchange notes are governed by the same indenture.

Issuer	XM Satellite Radio Inc.

Notes Offered:

Senior Fixed Rate Notes	$600,000,000 aggregate principal amount of 9.75% senior notes due 2014, or Senior Fixed Rate Notes.

Senior Floating Rate Notes	$200,000,000 aggregate principal amount of senior floating rate notes due 2013, or Senior Floating Rate Notes.

Use of Proceeds

The exchange offer is to satisfy certain of our obligations under the registration rights agreement covering the notes. We will not receive any proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive, in exchange, an equal number of outstanding notes in like principal amount. The form and terms of the exchange notes will be identical in all material respects to the form and terms of the outstanding notes, except as otherwise described under “The Exchange Offer—Terms of the Exchange Offer.” The outstanding notes surrendered in exchange for exchange notes will be retired and canceled by us and cannot be reissued.

Maturity Date:

Senior Fixed Rate Notes	May 1, 2014

Senior Floating Rate Notes	May 1, 2013

Interest:

Senior Fixed Rate Notes

The Senior Fixed Rate Notes will accrue interest from the date of their issuance at a rate of 9.75% per year. Interest on the notes will be payable semi-annually in arrears on May 1 and November 1, of each year, commencing on November 1, 2006.

Senior Floating Rate Notes

The Senior Floating Rate Notes will accrue interest from the date of their issuance at a floating rate equal to the Applicable Eurodollar Rate (as defined), and will be reset quarterly and payable quarterly in arrears on May 1, August 1, November 1 and February 1 commencing on November 1, 2006 (a reset on the Outstanding Senior Floating Rate Notes occurred on August 1, 2006).

Guarantors	XM Satellite Radio Holdings Inc. and each of Inc.’s domestic subsidiaries that guarantees certain of our and our restricted subsidiaries’ indebtedness of Inc. will guarantee Inc.’s obligations under the notes, including the payment of principal and interest. Currently, XM Equipment Leasing LLC and XM Radio Inc. (to the extent permitted by FCC rules and regulations) are the only subsidiary guarantors.

Security

The exchange notes will be unsecured and therefore structurally subordinated to all of XM Satellite Radio Inc.’s secured indebtedness, including $99.9 million of 10% Senior Secured Discount Convertible Notes due 2009, borrowings under our new $250 million secured credit facility and advances or deferrals under our arrangement with General Motors.

Optional Redemption:

Senior Fixed Rate Notes

We may redeem the senior fixed rate notes, in whole or in part, at any time before May 1, 2010, at a price equal to 100% of the principal amount thereof, plus the make-whole premium described in this prospectus, plus accrued and unpaid interest to the date of redemption.

We may also redeem the senior fixed rate notes, in whole or in part, at any time on or after May 1, 2010 at a redemption price equal to 100% of the principal amount plus a premium declining ratably to par, plus accrued and unpaid interest to the date of redemption.

In addition, at any time prior to May 1, 2009, we may redeem up to 35% of the aggregate principal amount of the senior fixed rate notes with the proceeds of qualified equity offerings at a redemption price equal to 109.750% of the principal amount, plus accrued and unpaid interest to the date of redemption.

Senior Floating Rate Notes

We may redeem the senior floating rate notes, in whole or in part, at any time before May 1, 2008, at a price equal to 100% of the principal amount thereof, plus the make-whole premium described in this prospectus, plus accrued and unpaid interest to the date of redemption.

We may also redeem the senior floating rate notes, in whole or in part, at any time on or after May 1, 2008 at a redemption price equal to 100% of the principal amount plus a premium declining ratably to par, plus accrued and unpaid interest to the date of redemption.

In addition, at any time prior to May 1, 2009, we may redeem up to 35% of the aggregate principal amount of the senior floating rate notes with the proceeds of qualified equity offerings at a redemption price equal to 100% of the principal amount, plus the Applicable Eurodollar Rate on the date of the redemption notice, plus accrued and unpaid interest to the date of redemption.

Change of Control	Upon certain change of control events, if XM Satellite Radio Inc. does not redeem the notes, each holder of notes may require XM Satellite Radio Inc. to repurchase all or a portion of its notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest. XM Satellite Radio Inc. cannot assure you that it will have the financial resources to repurchase the notes. See “Description of Exchange Notes.”

Ranking

The notes will be XM Satellite Radio Inc.’s senior unsecured obligations. The notes will rank equal in right of payment with all of XM Satellite Radio Inc.’s other existing and future senior indebtedness and senior in right of payment to all of XM Satellite Radio Inc.’s existing and future subordinated indebtedness. The notes will be equal in right of payment but structurally subordinated to approximately $99.9 million of senior secured indebtedness as of June 30, 2006.

Certain Covenants	The indenture governing the notes contains covenants that, among other things, will limit XM Satellite Radio Inc.’s ability and the ability of certain of XM Satellite Radio Inc.’s subsidiaries to:

•	incur additional indebtedness;

•	pay dividends on, redeem or repurchase XM Satellite Radio Inc.’s capital stock;

•	make investments;

•	engage in transactions with affiliates;

•	create certain liens; or

•	consolidate, merge or transfer all or substantially all of XM Satellite Radio Inc.’s assets and the assets of XM Satellite Radio Inc.’s subsidiaries on a consolidated basis.

Trading	The notes are expected to be designated eligible for trading on the PORTAL™ market.

Risk factors	See “Risk Factors” beginning on page 10 for a discussion of factors you should carefully consider before deciding to invest in the notes.

RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,					Six Months Ended June 30,
	2005	2004	2003	2002	2001	2006
	(in thousands)					(unaudited)
Ratio of earnings to fixed charges (1)	—	—	—	—	—	—
Deficiency of earnings to fixed charges	$677,577	$635,771	$578,276	$485,876	$322,702	$385,027

(1)	For purposes of determining the ratio of earnings to fixed charges and the deficiency of earnings to cover fixed charges, “earnings” includes pre-tax income (loss) adjusted for fixed charges. “Fixed charges” consist of interest expensed and capitalized, amortization of deferred financing charges, and that portion of operating lease rental expense (deemed to be one third of rental expense) representative of interest. The ratios of earnings to fixed charges are not presented for the years ended 2005, 2004, 2003, 2002 and 2001 and the six months ended June 30, 2006 because earnings were inadequate to cover fixed charges.

RISK FACTORS

You should consider carefully these risk factors together with all of the other information included in this prospectus before deciding whether to tender your outstanding notes for exchange notes. In addition, you should refer to Holdings’ and Inc.’s Annual Reports on Form 10-K for the year ended December 31, 2005 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006 and June 30, 2006, which are incorporated by reference into this prospectus, for a complete discussion of the risks related to our business.

Risk Factors Relating to the Exchange Notes

We are not yet generating sufficient cash flow from operations to meet our obligations on the notes.

Our business has not yet begun to generate positive cash flow, and we will be obligated to make cash interest payments on the notes beginning on November 1, 2006 (the first interest payment on the Outstanding Senior Floating Rate Notes was made on August 1, 2006). In order to make payments on the notes, we will need to increase our cash flows. There can be no assurance that our future cash flows will be sufficient to make payments of interest or principal on the notes.

Your notes will not be secured by any of our assets, and will be structurally subordinated to our existing and new secured indebtedness.

Your notes will not be secured by any of our assets. If we become insolvent or are liquidated, our secured debtholders will be entitled to exercise the remedies available to a secured lender under applicable law and pursuant to the instruments governing such debt. Accordingly, such lenders will have a prior claim on our assets. In that event, because the notes will not be secured by any of our assets, it is possible that there will be no assets from which claims of holders of the notes can be satisfied or, if any assets remain, the remaining assets will be insufficient to satisfy those claims in full. The notes will be unsecured and therefore structurally subordinated to all of XM Satellite Radio Inc.’s secured indebtedness that will remain outstanding after application of proceeds of this offering to retire outstanding secured debt, our new $250 million secured credit facility and borrowings we make under an arrangement with General Motors. Any of our 12% Notes that were not tendered will remain outstanding and secured by substantially all of our assets. The amendments to the indentures that we are seeking as part of our refinancing transactions will not affect the security interest of existing notes that are not tendered. Further, the terms of the notes permit us to incur additional secured indebtedness, so that at any time we are permitted to have outstanding at least $500 million of secured indebtedness. Your notes will be structurally subordinated to any such additional secured indebtedness.

The parent guarantor of the notes will not be subject to restrictive covenants.

The notes will be guaranteed by XM, which is Inc.’s parent company, and each domestic subsidiary of Inc. that guarantees indebtedness. The restrictive covenants contained in the indentures governing the notes apply only to Inc. and its subsidiaries, not to XM. As a result, XM could take actions, such as using cash for purposes unrelated to debt service, that may not be consistent with your best interests.

We may not have the ability to fund a change of control offer if required by the indenture.

Upon a change of control, we will be required to offer to repurchase all outstanding notes at 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase, and may also be required to repurchase certain of our other indebtedness. However, we cannot assure you that we will have sufficient funds at the time of such event to make any required repurchase of the notes or any such other indebtedness.

The change of control provisions contained in the indenture may not protect holders of notes in the event of certain highly leveraged transactions including certain reorganizations, restructurings or mergers, because these transactions may not involve a change in voting power or beneficial interest of the magnitude required to trigger the change of control provisions.

There is no prior market for the notes and you cannot be sure that an active trading market will develop for them.

Prior to this exchange offer, there has been no trading market for the exchange notes. We have been advised by the initial purchasers that they currently intend to make a market in the notes. However, the initial purchasers are not obligated to do so. Any market-making may be discontinued at any time, and we cannot assure you that an active trading market for the notes will develop or, if a trading market develops, that it will continue. Further, the liquidity of and trading market for the notes may be adversely affected by declines and volatility in the market for high yield securities generally. The liquidity of and trading market for the notes also may be adversely affected by any changes in our financial performance or prospects or in the prospects for the companies in our industry. We expect that the notes will be eligible for trading in the PORTAL™ market. We do not intend to list the notes on any national securities exchange or to seek the admission thereof to trading in the National Association of Securities Dealers Automated Quotation System.

Holders of outstanding notes who fail to tender may experience diminished liquidity after the exchange offer.

We have not registered nor do we intend to register the outstanding notes under the Securities Act. Consequently, outstanding notes that remain outstanding after consummation of the exchange offer will remain subject to transfer restrictions under applicable securities laws. Unexchanged outstanding notes will continue to bear a legend reflecting these restrictions on transfer. Furthermore, we have not conditioned the exchange offer on receipt of any minimum or maximum principal amount of outstanding notes. As outstanding notes are tendered and accepted in the exchange offer, the principal amount of remaining outstanding notes will decrease. This decrease will reduce the liquidity of the trading market for the outstanding notes, which will make it more difficult for you to sell them. We cannot assure you of the liquidity, or even the continuation, of the trading market for the outstanding notes following the exchange offer.

Holders of outstanding notes must ensure compliance with exchange offer procedures.

You are responsible for complying with all exchange offer procedures. You will receive exchange notes in exchange for your outstanding notes only if, before the expiration date, you deliver the following to the exchange agent:

•	certificates for the outstanding notes or a book-entry confirmation of a book-entry transfer of the outstanding notes into the exchange agent’s account at the Depository Trust Company, or DTC;

•	the Letter of Transmittal (or a facsimile thereof), properly competed and duly executed by you, together with any required signature guarantees; and

•	any other documents required by the Letter of Transmittal.

You should allow sufficient time to ensure that the exchange agent receives all required documents before the exchange offer expires. Neither we nor the exchange agent has any duty to inform you of defects or irregularities with respect to the tender of your outstanding notes for exchange. See “The Exchange Offer.”

Holders of beneficial interests in global notes may be unable to transfer or pledge such interests if physical delivery is required by applicable law.

Holders may take their interests in the notes through owning beneficial interests in global notes. The laws of some jurisdictions may require that holders take physical delivery of notes in definitive form. Accordingly, the ability to transfer beneficial interests in a global note to those persons may be limited. Also, because The Depository Trust Company can only act on behalf of indirect participants and specific banks, the ability of a person having a beneficial interest to persons or entities that do not participate in The Depository Trust Company system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate representing that interest.

Federal and state statutes allow courts, under specific circumstances, to void or subordinate guarantees and require note holders to return payments received from guarantors.

Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debts of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

•	received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor.

If the guarantee is voided, holders of the notes would be solely creditors of Inc. If claims in respect of the guarantee are subordinated, other creditors of XM would be entitled to be paid in full before any payment could be made on the notes pursuant to the guarantee. We cannot assure you that, if a bankruptcy case or lawsuit is initiated with respect to XM, a court would not void the guarantee or subordinate claims in respect thereof. In the event claims are subordinated, we cannot assure you that, after providing for the claims of XM’s other creditors, there would be sufficient assets remaining to satisfy any claims pursuant to the guarantee.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the information incorporated by reference in it, as well as any prospectus supplement that accompanies it, include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in these sections. All statements regarding our expected financial position and operating results, our business strategy and our financing plans are forward-looking statements. These statements can sometimes be identified by our use of forward-looking words such as “may,” “will,” “anticipate,” “estimate,” “expect” or “intend.” These statements are subject to known and unknown risks, uncertainties and other factors that could cause the actual results to differ materially from those contemplated by the statements. The forward-looking information is based on various factors and was derived using numerous assumptions. Although we believe that our expectations in such forward-looking statements are reasonable, we cannot promise that our expectations will turn out to be correct. Our actual results could be materially different from and worse than our expectations. Important factors that could cause our actual results to be materially different from our expectations include those disclosed in this prospectus under the caption “Risk Factors,” and elsewhere throughout this prospectus.

By its terms, the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995 is not available in the context of an exchange offer. Accordingly, any references to the safe harbor in the documents incorporated by reference into this prospectus are specifically not incorporated into this prospectus.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

In connection with the sale of the outstanding notes, we entered into a registration rights agreement with the initial purchasers by which we agreed to file with the SEC and to use our reasonable best efforts to cause to become effective as promptly as practicable after filing a registration statement with respect to the exchange of the outstanding notes for exchange notes with terms identical in all material respects to the terms of the outstanding notes. A copy of the registration rights agreement is an exhibit to the registration statement of which this prospectus is a part. We are making the exchange offer to satisfy our contractual obligations under the registration rights agreement.

If you tender your outstanding notes in exchange for exchange notes you will represent to us that:

•	any exchange notes you receive are being acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person to participate in a distribution, within the meaning of the Securities Act, of exchange notes;

•	you are not an “affiliate” of Inc. within the meaning of Rule 405 under the Securities Act or, if you are an affiliate, you will comply with the registration and prospectus delivery requirements of the Securities Act or 1933 to the extent applicable;

•	you have full power and authority to tender, exchange, sell, assign and transfer the tendered outstanding notes;

•	we will acquire good, marketable and unencumbered title to the outstanding notes you tender, free and clear of all liens, restrictions, charges and encumbrances; and

•	the outstanding notes you tender for exchange are not subject to any adverse claims or proxies.

You also will warrant and agree that you will, upon request, execute and deliver any additional documents deemed by us or the exchange agent to be necessary or desirable to complete the exchange, sale, assignment, and transfer of the outstanding notes you tender in the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes in the exchange offer, where such outstanding notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of outstanding notes in any jurisdiction in which the exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction.

Unless the context requires otherwise, the term “holder” with respect to the exchange offer means any person in whose name the outstanding notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder, or any participant in DTC whose name appears on a security position listing as a holder of outstanding notes, which, for purposes of the exchange offer, include beneficial interests in the outstanding notes held by direct or indirect participants in DTC and outstanding notes held in definitive form.

Terms of the Exchange Offer

We hereby offer, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying Letter of Transmittal, to exchange $1,000 principal amount of exchange notes for each $1,000 principal amount of outstanding notes properly tendered prior to the expiration date and not properly withdrawn according to the procedures described below. Holders may tender their outstanding notes in whole or in part in integral multiples of $1,000 principal amount.

The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:

•	the exchange notes have been registered under the Securities Act and therefore will not be subject to the restrictions on transfer applicable to the outstanding notes; and

•	holders of the exchange notes will not be entitled to the rights of holders of the outstanding notes under the registration rights agreement.

The exchange notes evidence the same indebtedness as the outstanding notes, which they replace, and will be issued pursuant to, and entitled to the benefits of, the indenture.

The exchange offer is not conditioned upon any minimum principal amount of outstanding notes being tendered for exchange. We reserve the right in our sole discretion to purchase or make offers for any outstanding notes that remain outstanding after the expiration date or, as set forth under “—Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer. As of the date of this prospectus, $800,000,000 principal amount of outstanding notes is outstanding, consisting of $600,000,000 Outstanding Senior Fixed Rate Notes and $200,000,000 Outstanding Senior Floating Rate Notes.

Holders of outstanding notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. Outstanding notes that are not tendered for, or are tendered but not accepted in connection with, the exchange offer will remain outstanding. For a description of the consequences of not tendering outstanding notes for exchange see “Risk Factors—Risks Relating to the Exchange Notes—Holders of outstanding notes who fail to tender may experience diminished liquidity after the exchange offer.”

If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of other events set forth in this prospectus or otherwise, certificates for the unaccepted outstanding notes will be returned, without expense, to the tendering holder of those notes promptly after the expiration date.

Holders who tender outstanding notes in connection with the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of outstanding notes in connection with the exchange offer. We will pay all charges and expenses, other than applicable taxes described below, in connection with the exchange offer. See “—Fees and Expenses” for a description of the fees and expenses that we will pay in connection with the exchange offer.

Our board of directors makes no recommendation to holders of outstanding notes as to whether to tender or refrain from tendering all or any portion of their outstanding notes in the exchange offer. In addition, no one has been authorized to make any similar recommendation. Holders of outstanding notes must make their own decision whether to tender in the exchange offer and, if so, the aggregate amount of outstanding notes to tender after reading this prospectus and the Letter of Transmittal and consulting with their advisers, if any, based on their financial position and requirements.

Expiration Date; Extensions; Amendments

The term “expiration date” means 5:00 p.m., New York City time, on September 18, 2006 unless we extend the exchange offer, in which case the term “expiration date” shall mean the latest date and time to which the exchange offer is extended.

We expressly reserve the right in our sole and absolute discretion, subject to applicable law, at any time and from time to time:

•	to delay the acceptance of the outstanding notes for exchange;

•	to terminate the exchange offer, whether or not any outstanding notes have been accepted for exchange, if we determine that any of the events or conditions referred to under “—Conditions to the Exchange Offer” has occurred or exists or has not been satisfied;

•	to extend the expiration date of the exchange offer and retain all outstanding notes tendered in the exchange offer, subject, however, to the right of holders of outstanding notes to withdraw their tendered outstanding notes as described under “—Withdrawal Rights;” and

•	to waive any condition or otherwise amend the terms of the exchange offer in any respect.

If the exchange offer is amended in a manner that we determine to constitute a material change, or if we waive a material condition of the exchange offer, we will promptly disclose such amendment or waiver by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes, and we will extend the exchange offer to the extent required by Rule 14e-1 under the Securities Exchange Act of 1934.

Any delay in acceptance, termination, extension or amendment will be followed promptly by:

•	oral or written notice of the change to the exchange agent, with any such oral notice to be promptly confirmed in writing; and

•	a public announcement of the change, which announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

Without limiting the manner in which we may choose to make any public announcement, and subject to applicable laws, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to an appropriate news agency.

Acceptance for Exchange and Issuance of Exchange Notes

Upon the terms and subject to the conditions of the exchange offer, promptly after the expiration date we will exchange, and will issue to the exchange agent, exchange notes for outstanding notes validly tendered and not withdrawn as described under “—Withdrawal Rights.”

In all cases, delivery of exchange notes in exchange for outstanding notes tendered and accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of:

•	outstanding notes or a book-entry confirmation of a book-entry transfer of outstanding notes into the exchange agent’s account at DTC;

•	the Letter of Transmittal, or a facsimile of the letter, properly completed and duly executed, with any required signature guarantees; and

•	any other documents required by the Letter of Transmittal.

Accordingly, the delivery of exchange notes might not be made to all tendering holders at the same time, and will depend upon when outstanding notes, book-entry confirmations with respect to outstanding notes and other required documents are received by the exchange agent.

The term “book-entry confirmation” means a timely confirmation of a book-entry transfer of outstanding notes into the exchange agent’s account at DTC.

Subject to the terms and conditions of the exchange offer, we will be deemed to have accepted for exchange, and thereby exchanged, outstanding notes validly tendered and not withdrawn as, if and when we give oral or written notice to the exchange agent of our acceptance of those outstanding notes for exchange in the exchange offer. Any such oral notice shall be promptly confirmed in writing. Our acceptance for exchange of outstanding notes tendered through any of the procedures described above will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions of the exchange offer. The exchange agent will act as agent for us for the purpose of receiving tenders of outstanding notes, Letters of Transmittal and related documents, and as agent for tendering holders for the purpose of receiving outstanding notes, letters of transmittal and related documents and transmitting exchange notes to holders who validly tendered outstanding notes. The exchange will be made promptly after the expiration date. If for any reason whatsoever the acceptance for exchange or the exchange of any outstanding notes tendered in the exchange offer is delayed, whether before or after our acceptance for exchange of outstanding notes, or we extend the exchange offer or are unable to accept for exchange or exchange outstanding notes tendered in the exchange offer, then, without prejudice to our rights set forth in this prospectus, the exchange agent may, nevertheless, on our behalf and subject to Rule 14e-l(c) under the Securities Exchange Act of 1934, retain tendered outstanding notes and such outstanding notes may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described under “—Withdrawal Rights.”

Procedures for Tendering Outstanding Notes

Valid Tender. Except as set forth below, in order for outstanding notes to be validly tendered in the exchange offer, either:

1.	before the expiration date,

•	a properly completed and duly executed Letter of Transmittal, or facsimile of the letter with any required signature guarantees and any other required documents, must be received by the exchange agent at the address set forth under “—Exchange Agent,” and

•	tendered outstanding notes must be received by the exchange agent, or such outstanding notes must be tendered according to the procedures for book-entry transfer described below and a book-entry confirmation must be received by the exchange agent; or

2.	the guaranteed delivery procedures set forth below must be complied with.

If less than all of the outstanding notes are tendered, a tendering holder should fill in the amount of outstanding notes being tendered in the appropriate box on the Letter of Transmittal. The entire amount of outstanding notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

If any letter of transmittal, endorsement, bond power, power of attorney, or any other document required by the Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and unless waived by us, evidence satisfactory to us, in our sole discretion, of such person’s authority to so act must be submitted.

Any beneficial owner of outstanding notes that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian is urged to contact such entity promptly if such beneficial owner wishes to participate in the exchange offer.

The method of delivery of outstanding notes, the Letter of Transmittal and all other required documents is at the option and sole risk of the tendering holder, and delivery will be deemed made only when actually received by the exchange agent. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure timely delivery and should obtain proper insurance. No Letter of Transmittal or outstanding notes should be sent to Inc. Holders may request that their respective brokers, dealers, commercial banks, trust companies or nominees effect these transactions for them.

Book-Entry Transfer. The exchange agent will make a request to establish an account with respect to the outstanding notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s book-entry transfer facility system may make a book-entry delivery of the outstanding notes by causing DTC to transfer those outstanding notes into the exchange agent’s account at DTC according to DTC’s procedures for transfers. However, although delivery of outstanding notes may be effected through book-entry transfer into the exchange agent’s account at DTC, the Letter of Transmittal, or facsimile of the letter, properly completed and duly executed, with any required signature guarantees and any other required documents, must in any case be delivered to and received by the exchange agent at its address set forth under “—Exchange Agent” before the expiration date, or the guaranteed delivery procedure set forth below must be complied with.

Delivery of documents to DTC does not constitute delivery to the Exchange Agent.

Signature Guarantees. Tendering holders do not need to endorse their certificates for outstanding notes, and signature guarantees on a letter of transmittal or a notice of withdrawal, as the case may be, are unnecessary unless:

1. a certificate for outstanding notes is registered in a name other than that of the person surrendering the certificate; or

2. a registered holder completes the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” in the Letter of Transmittal.

In either of these cases, the certificates for outstanding notes must be duly endorsed or accompanied by a properly executed bond power, with the endorsement or signature on the bond power and on the Letter of Transmittal or the notice of withdrawal, as the case may be, guaranteed by a firm or other entity identified in Rule 17Ad-15 under the Securities Exchange Act of 1934 as an “eligible guarantor institution,” including, as such terms are defined in that rule:

•	a bank;

•	a broker, dealer, municipal securities broker or dealer or government securities broker or dealer;

•	a credit union;

•	a national securities exchange, registered securities association or clearing agency; and

•	a savings association that is a participant in a Securities Transfer Association,

unless surrendered on behalf of such eligible institution.

Guaranteed Delivery. If a holder desires to tender outstanding notes in the exchange offer and the certificates for the outstanding notes are not immediately available or time will not permit all required documents to reach the exchange agent before the expiration date, or the procedures for book-entry transfer cannot be completed on a timely basis, the outstanding notes may nevertheless be tendered, provided that all of the following guaranteed delivery procedures are complied with:

•	the tenders are made by or through an eligible institution;

•	before the expiration date, the exchange agent receives from the eligible institution a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form accompanying the Letter of Transmittal, stating the name and address of the holder of outstanding notes and the amount of outstanding notes tendered, stating that the tender is being made by the notice and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery, the certificates for all physically tendered outstanding notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the eligible institution with the exchange agent. The Notice of Guaranteed Delivery may be delivered by hand, or transmitted by facsimile or mail to the exchange agent and must include a guarantee by an eligible institution in the form set forth in the Notice of Guaranteed Delivery; and

•	the certificates (or book-entry confirmation) representing all tendered outstanding notes, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, with any required signature guarantees and any other documents required by the Letter of Transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery.

Determination of Validity. All questions as to the form of documents, validity, eligibility, including time of receipt, and acceptance for exchange of any tendered outstanding notes will be determined by us, in our sole discretion, and that determination shall be final and binding on all parties. We reserve the absolute right, in our sole and absolute discretion, to reject any and all tenders that we determine are not in proper form or the acceptance for exchange of which may, in the view of our counsel, be unlawful. We also reserve the absolute right, subject to applicable law, to waive any of the conditions of the exchange offer as set forth under “—Conditions to the Exchange Offer” or any defect or irregularity in any tender of outstanding notes of any particular holder whether or not we waive similar defects or irregularities in the case of other holders.

Our interpretation of the terms and conditions of the exchange offer, including the Letter of Transmittal and its instructions, will be final and binding on all parties. No tender of outstanding notes will be deemed to have been validly made until all defects or irregularities with respect to such tender have been cured or waived. None of Inc., any affiliates of Inc., the exchange agent or any other person shall be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Resales of Exchange Notes

Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties unrelated to us, we believe that holders of outstanding notes, other than any holder that is (1) a broker-dealer that acquired outstanding notes as a result of market-making activities or other trading activities or (2) a broker-dealer that acquired outstanding notes directly from us for resale in Rule 144A or another available exemption under the Securities Act, who exchange their outstanding notes for exchange notes in the exchange offer may offer for resale, resell and otherwise transfer such exchange notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	such exchange notes are acquired in the ordinary course of such holders’ business;

•	such holders have no arrangement or understanding with any person to participate in the distribution of such exchange notes; and

•	such holders are not “affiliates” of Inc. within the meaning of Rule 405 under the Securities Act.

However, the staff of the SEC has not considered the exchange offer in the context of a no-action letter, and we cannot assure you that the staff of the SEC would make a similar determination with respect to the exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes in the exchange offer, where such outstanding notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

If:

•	you are a broker-dealer that acquired outstanding notes directly from us or one of our affiliates, or you are prohibited by law or SEC policy from participating in the exchange offer, or you may not resell the exchange notes to the public without delivering a prospectus and this prospectus is not appropriate or available for such resales, and

•	you or another holder of outstanding notes in the same situation have notified us of such condition within 20 days of the consummation of the exchange offer, then we will use our reasonable best efforts to prepare and file a shelf registration statement for the outstanding notes held by you and the other holders who notify us within the time frame above and meet the conditions required.

Withdrawal Rights

Except as otherwise provided herein, tenders of outstanding notes may be withdrawn at any time before the expiration date.

In order for a withdrawal to be effective, a written or facsimile transmission of such notice of withdrawal must be timely received by the exchange agent at its address set forth under “—Exchange Agent” before the expiration date. Any notice of withdrawal must specify the name of the person who tendered the outstanding notes to be withdrawn, the principal amount of outstanding notes to be withdrawn and, if certificates for such outstanding notes have been tendered, the name of the registered holder of the outstanding notes as set forth on the outstanding notes, if different from that of the person who tendered the outstanding notes.

If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, the notice of withdrawal must specify the serial numbers on the particular certificates for the outstanding notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an eligible institution, except in the case of outstanding notes tendered for the account of an eligible institution.

If outstanding notes have been tendered by the procedures for book-entry transfer set forth in “—Procedures for Tendering Outstanding Notes,” the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of outstanding notes and must otherwise comply with the procedures of DTC. Withdrawals of tenders of outstanding notes may not be rescinded. Outstanding notes properly withdrawn will not be deemed validly tendered for purposes of the exchange offer, but may be retendered at any subsequent time before the expiration date by following any of the procedures described above under “—Procedures for Tendering Outstanding Notes.”

All questions as to the validity, form and eligibility, including time of receipt, of such withdrawal will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. None of Inc., any affiliates of Inc., the exchange agent or any other person shall be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any outstanding notes which have been tendered but which are withdrawn will be returned to the holder of those notes promptly after withdrawal.

Conditions to the Exchange Offer

Notwithstanding any other provisions of the exchange offer or any extension of the exchange offer, we will not be required to accept for exchange, or to exchange, any outstanding notes for any exchange notes and will not be required to issue exchange notes in exchange for any outstanding notes, and, as described below, may, at any time and from time to time, terminate or amend the exchange offer, whether or not any outstanding notes have been accepted for exchange, or may waive any conditions to or amend the exchange offer, if any of the following conditions exist or have not been satisfied before the expiration date:

•	there shall occur a change in the current interpretation by the staff of the SEC which permits the exchange notes issued in exchange for outstanding notes in the exchange offer to be offered for resale, resold and otherwise transferred by their holders, other than broker-dealers that acquired outstanding notes as a result of market-making or other trading activities or broker-dealers that acquired outstanding notes directly from Inc. for resale under Rule 144A or another available exemption under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the exchange notes are acquired in the ordinary course of the holders’ business, the holders have no arrangement or understanding with any person to participate in the distribution of the exchange notes and such holders are not “affiliates” of Inc. within the meaning of Rule 405 under the Securities Act;

•	any action or proceeding shall have been instituted or threatened in any court or by or before any governmental agency or body with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•	any law, statute, rule or regulation shall have been adopted or enacted which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•	a stop order shall have been issued by the SEC or any state securities authority suspending the effectiveness of the registration statement, or proceedings shall have been initiated or, to our knowledge, threatened for that purpose;

•	any governmental approval has not been obtained, which approval we shall, in our sole discretion, deem necessary for the consummation of the exchange offer as contemplated hereby; or

•	any change, or any development involving a prospective change, in our business or financial affairs has occurred which, in our sole judgment, might materially impair our ability to proceed with the exchange offer.

If we determine that any of the foregoing events or conditions has occurred or exists or has not been satisfied at any time prior to the expiration date, we may, subject to applicable law, terminate the exchange offer, whether or not any outstanding notes have been accepted for exchange, or may waive any such condition or otherwise amend the terms of the exchange offer in any respect. If such waiver or amendment constitutes a material change to the exchange offer, we will promptly disclose such waiver or amendment by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes, and we will extend the exchange offer to the extent required by Rule 14e-1 under the Securities Exchange Act.

United States Federal Income Tax Consequences

The exchange of the outstanding notes for the exchange notes will not constitute a taxable event for federal income tax purposes, and holders of outstanding notes should not recognize any taxable gain or loss or any interest income as a result of such exchange. See “Material United States Federal Income Tax Considerations” below.

Exchange Agent

We have appointed The Bank of New York, as exchange agent for the exchange offer. Delivery of the letters of transmittal and any other required documents, questions, requests for assistance, and requests for additional copies of this prospectus or of the Letter of Transmittal should be directed to the exchange agent as follows:

The Bank of New York

Corporate Trust Operations

Reorganization Unit

101 Barclay Street – 7 East

New York, NY 10286

Attention: Diane Amoroso

Telecopier No.: (212) 298-1915

Delivery to other than the above address or facsimile number will not constitute a valid delivery.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail. Additional solicitation may be made personally or by telephone or other means by officers, directors or employees of Inc.

We have not retained any dealer-manager or similar agent in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We have agreed to pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus and related documents to the beneficial owners of outstanding notes, and in handling or tendering for their customers. However, we will not pay any fees or disbursements of any counsel or other advisor or expert retained by you other than the one nationally recognized firm acting as special counsel to all holders of outstanding notes.

Holders who tender their outstanding notes for exchange will not be obligated to pay any transfer taxes in connection with the tender, except that if exchange notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the outstanding notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes in connection with the exchange offer, then the amount of any such transfer tax, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of such transfer tax or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer tax will be billed directly to such tendering holder.

USE OF PROCEEDS

The exchange offer is to satisfy certain of our obligations under the registration rights agreement covering the notes. We will not receive any proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive, in exchange, an equal number of outstanding notes in like principal amount. The form and terms of the exchange notes will be identical in all material respects to the form and terms of the outstanding notes, except as otherwise described under “The Exchange Offer—Terms of the Exchange Offer.” The outstanding notes surrendered in exchange for exchange notes will be retired and canceled by us and cannot be reissued.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following data as of December 31, 2005 and 2004 and for each of the years in the three-year period ended 2005, except EBITDA and XM subscriptions, are derived from our consolidated financial statements, which are incorporated by reference herein. The data as of and for the six months ended June 30, 2006 and June 30, 2005 are unaudited, but include, in the opinion of our management, all adjustments, consisting of only normal, recurring adjustments, necessary for a fair presentation of such data. The results of operations for the six months ended June 30, 2006 are not necessarily indicative of results to be expected for the entire year or any other period. The consolidated balance sheet data as of December 31, 2003, December 31, 2002 and December 31, 2001 are derived from our consolidated financial statements, which are not incorporated by reference herein. These consolidated financial statements have been audited by KPMG LLP, independent registered public accounting firm.

	Years Ended December 31,					Six Months Ended June 30,
	2005	2004	2003	2002	2001	2006	2005
(in thousands, except share, per share and subscriber data)						(unaudited)
Revenue	558,266	244,443	91,781	20,181	533	435,852	228,019

Operating expenses:
Cost of revenue	405,293	201,935	147,952	122,456	111,956	280,342	168,513
Research & development (excludes depreciation and amortization, shown below)	31,218	23,513	12,285	10,843	13,689	19,499	13,085
General & administrative (excludes depreciation and amortization, shown below)	43,864	28,555	27,418	26,448	20,250	36,301	18,117
Marketing	487,556	304,316	200,267	169,165	93,584	220,434	191,878
Impairment of goodwill	—	—	—	11,461	—	—	—
Depreciation & amortization	145,870	147,165	158,317	118,588	42,660	81,729	68,801

Total operating expenses	1,113,801	705,484	546,239	458,961	282,139	638,305	460,394

Operating loss	(555,535)	(461,041)	(454,458)	(438,780)	(281,606)	(202,453)	(232,375)
Other income (expense):
Interest income	23,586	6,239	3,066	5,111	15,198	12,949	9,102
Interest expense	(107,791)	(85,757)	(110,349)	(63,573)	(18,131)	(62,553)	(44,501)
Loss from de-leveraging transactions	(27,552)	(76,621)	(24,749)	—	—	(100,724)	—
Loss from impairment of investments						(18,926)	—
Equity in net loss of affiliates				—	—	(13,090)	—
Other income	2,907	2,129	1,955	2,230	160	4,422	2,411

Net loss before income taxes	(664,385)	(615,051)	(584,535)	(495,012)	(284,379)	(380,375)	(265,363)
Provision for deferred income taxes	(2,330)	(27,317)	—	—		2,045	(1,158)

Net loss	(666,715)	(642,368)	(584,535)	(495,012)	(284,379)	(378,330)	(266,521)
8.25% Series B preferred stock dividend requirement	(2,059)	(2,059)	(2,471)	(3,766)	(3,766)	(694)	(1,030)
8.25% Series C preferred stock dividend requirement	(6,538)	(6,743)	(15,098)	(17,093)	(19,387)	(3,269)	(3,269)
Series B preferred stock retirement gain (loss)	—	—	8,761	—	—	(755)	—
Series C preferred stock retirement loss	—	—	(11,537)	—	—	—	—

Net loss attributable to common stockholders	$(675,312)	$(651,170)	$(604,880)	$(515,871)	$(307,532)	$(383,048)	$(270,820)

Net loss per share:
Basic and diluted	(3.07)	(3.30)	(4.83)	(5.95)	(5.13)	(1.47)	(1.28)
Weighted average shares used in computing net loss per shares—basic and diluted	219,620,468	197,317,607	125,176,320	86,735,257	59,920,196	259,866,408	212,199,554

	Years Ended December 31,					Six Months Ended June 30,
	2005	2004	2003	2002	2001	2006	2005
(in thousands, except subscriber data)						(unaudited)
Other Data
EBITDA (1)	$(434,310)	$(388,368)	$(318,935)	$(317,962)	$(238,786)	$(249,042)	$(161,163)
Cash flow from operating activities	$(168,449)	$(85,552)	$(245,123)	$(294,289)	$(203,048)	$(433,369)	$(85,300)
Cash flow from investing activities	$(207,789)	$(36,329)	$14,621	$(7,036)	$(221,361)	$(87,229)	$(102,019)
Cash flow from financing activities	$369,362	$421,441	$615,991	$151,646	$382,003	$240,694	$399,829
XM subscriptions (end of period) (2)	5,932,957	3,229,124	1,360,228	347,159	27,733	6,899,871	4,417,490

	December 31,					As of June 30,
	2005	2004	2003	2002	2001	2006
(in thousands)						(unaudited)
Consolidated Balance Sheets Data:
Cash and cash equivalents	$710,991	$717,867	$418,307	$32,818	$182,497	$431,087
Restricted investments	5,438	4,492	4,151	29,742	72,759	2,658
System under construction	216,527	329,355	92,577	55,016	55,056	302,563
Property and equipment, net	673,672	461,333	709,501	847,936	922,149	648,869
DARS license	141,276	141,227	141,200	144,042	144,042	141,388
Investments	187,403	—	—	—	—	153,252
Total assets	2,223,661	1,821,635	1,526,782	1,160,280	1,456,203	2,147,594
Total subscriber deferred revenue	360,638	152,347	53,884	12,297	1,055	399,238
Total deferred income	151,210	—	—	—	—	146,886
Total debt	1,043,192	955,297	781,940	416,385	413,430	1,355,071
Total liabilities	2,142,713	1,485,472	993,894	567,969	529,552	2,333,532
Stockholders’ equity (deficit)	80,948	336,163	532,888	592,311	926,651	(185,938)

(1)	Net loss before interest income, interest expense, income taxes, depreciation and amortization is commonly referred to in our business as “EBITDA.” EBITDA is not a measure of financial performance under generally accepted accounting principles. Consistent with regulatory requirements, EBITDA includes other income (expense). We believe EBITDA is often a useful measure of a company’s operating performance and is a significant basis used by our management to measure the operating performance of our business. Because we have funded and completed the build-out of our system through the raising and expenditure of large amounts of capital, our results of operations reflect significant charges for depreciation, amortization and interest expense. EBITDA, which excludes this information, provides helpful information about the operating performance of our business, apart from the expenses associated with our physical plant or capital structure. EBITDA is frequently used as one of the bases for comparing businesses in our industry, although our measure of EBITDA may not be comparable to similarly titled measures of other companies. EBITDA does not purport to represent operating loss or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance.

	Years Ended December 31,					Six Months Ended June 30,
	2005	2004	2003	2002	2001	2006	2005
(in thousands)						(unaudited)
Reconciliation of net loss to EBITDA:
Net loss as reported	$(666,715)	$(642,368)	$(584,535)	$(495,012)	$(284,379)	$(378,330)	$(266,521)
Add back non-EBITDA items included in net loss:
Interest income	(23,586)	(6,239)	(3,066)	(5,111)	(15,198)	(12,949)	(9,102)
Interest expense	107,791	85,757	110,349	63,573	18,131	62,553	44,501
Depreciation & amortization	145,870	147,165	158,317	118,588	42,660	81,729	68,801
Provision for deferred income taxes	2,330	27,317	—	—	—	(2,045)	1,158

EBITDA	$(434,310)	$(388,368)	$(318,935)	$(317,962)	$(238,786)	$(249,042)	$(161,163)

(2)	We consider subscribers to be those who are receiving and have agreed to pay for our satellite audio service, either by credit card or by invoice, including those that are currently in promotional periods paid in part by vehicle manufacturers, as well as XM activated radios in vehicles for which we have a contractual right to receive payment for the use of our satellite audio service. Radios that are revenue generating are counted individually as subscribers. Promotional periods generally include the period of trial service plus 30 days to handle the receipt and processing of payments.

DESCRIPTION OF EXCHANGE NOTES

You can find the definitions of certain terms used in this description under the subheading “Certain Definitions.” For purposes of this description, the “notes” refers to both the senior fixed rate notes and the senior floating rate notes, “XM” refers to XM Satellite Radio Inc. and “Holdings” refers to XM Satellite Radio Holdings Inc. In other sections of this prospectus, “XM” refers to XM Satellite Radio Holdings Inc. rather than XM Satellite Radio Inc., but for purposes of this description of notes “XM” refers only to XM Satellite Radio Inc., the issuer of the notes. The obligations and covenants of XM described hereunder are only of XM Satellite Radio Inc., and not of Holdings, its parent company. Although Holdings is a guarantor of the notes, it generally is not subject to any of the obligations and covenants described hereunder (other than with respect to reporting).

The outstanding notes were and the exchange notes (together as used in this Description of Exchange Notes, the “notes”) will be issued under indentures between XM and The Bank of New York, as trustee. The terms of the notes include those stated in the indentures and those made part of the indentures by reference to the Trust Indenture Act of 1939, as amended. Unless otherwise indicated, the terms of the notes described below apply to both the senior fixed rate notes and the senior floating rate notes.

The following description is a summary of the material provisions of the indentures. It does not restate these agreements in their entirety. XM and Holdings urge you to read the indentures, because they, and not this description, defines your rights as holders of the notes. Copies of the indentures are available as set forth below under “—Additional Information.” Certain defined terms used in this description but not defined below under “—Certain Definitions” have the meanings assigned to them in the indentures.

The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that:

•	the exchange notes have been registered under the Securities Act and therefore will not be subject to the restrictions on transfer applicable to the outstanding notes; and

•	holders of the exchange notes will not be entitled to the rights of holders of the outstanding notes under the registration rights agreement.

Brief Description of the Notes and Guarantees

The notes:

•	are pari passu in right of payment to all of XM’s existing and future senior Indebtedness;

•	are senior in right of payment to all of XM’s existing and future subordinated Indebtedness; and

•	are unconditionally guaranteed by Holdings (as Parent Guarantor) and each of XM’s Material Subsidiaries on a senior basis.

However, the notes will be effectively subordinated to our and our subsidiaries’ existing and future secured Indebtedness. As of June 30, 2006, we and our subsidiaries had $99.9 million in Indebtedness secured by substantially all of our assets. See “Risk Factors—Your notes will not be secured by any of our assets, and will be structurally subordinated to our existing and new secured indebtedness.”

The guarantee:

•	is an unconditional and irrevocable senior obligation of each Guarantor;

•	is pari passu in right of payment to all of the Guarantors’ existing and future senior Indebtedness; and

•	is senior in right of payment to all of the Guarantors’ existing and future subordinated Indebtedness.

As of the date of the indentures, all of XM’s Subsidiaries will be “Restricted Subsidiaries.” However, under the circumstances described below in the definition of “Unrestricted Subsidiary” under the subheading “Certain Definitions,” XM will be permitted to designate certain of XM’s Subsidiaries as “Unrestricted Subsidiaries.” XM’s Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the indenture.

Principal, Maturity and Interest

Senior Fixed Rate Notes. XM will initially issue $600,000,000 in aggregate principal amount of senior fixed rate notes in this offering. XM may issue additional senior fixed rate notes under the indenture from time to time after this offering. Any offering of additional senior fixed rate notes is subject to the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness.” The senior fixed rate notes and any additional senior fixed rate notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. XM will issue senior fixed rate notes in denominations of $1,000 and integral multiples of $1,000. The senior fixed rate notes will mature on May 1, 2014.

Interest on the senior fixed rate notes will accrue at a rate of 9.75% per annum and will be payable semi-annually in arrears on every May 1 and November 1, commencing on November 1, 2006. Interest on overdue principal and interest and Liquidated Damages, if any, will accrue at a rate that is 1% higher than the then applicable interest rate on the senior fixed rate notes. XM will make each interest payment to the holders of record on the immediately preceding April 15 and October 15. Interest on the senior fixed rate notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Senior Floating Rate Notes. XM will initially issue $200,000,000 in aggregate principal amount of senior floating rate notes in this offering. XM may issue additional senior floating rate notes under the indenture from time to time after this offering. Any offering of additional senior floating rate notes is subject to the covenant described below under the caption “—Certain Covenants—Incurrence of Indebtedness.” The senior floating rate notes and any additional senior floating rate notes subsequently issued under the indenture will be treated as a single class for all purposes under the indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. XM will issue senior floating rate notes in denominations of $1,000 and integral multiples of $1,000. The senior floating rate notes will mature on May 1, 2013.

Interest on the senior floating rate notes will accrue at a rate equal to the Applicable Eurodollar Rate. The Applicable Eurodollar Rate will be reset quarterly. The Applicable Eurodollar Rate will be 9.98875% per annum through November 1, 2006. Interest on overdue principal and interest and Liquidated Damages, if any, will accrue at a rate that is 1% higher than the then applicable interest rate on the senior floating rate notes. We will pay interest on the senior floating rate notes quarterly, in arrears, on every May 1, August 1, November 1 and February 1 and commencing on November 1, 2006 (the first interest payment on the outstanding senior floating rate notes was made on August 1, 2006). XM will make each interest payment to the holders of record on the April 15, July 15, October 15 and January 15 immediately preceding the applicable interest payment date. Interest on the senior floating rate notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest on the senior floating rate notes will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Methods of Receiving Payments on the Notes

If a holder owning $1.0 million or more in aggregate principal amount of the notes has given wire transfer instructions to XM, XM will pay all principal, interest and premium, if any, on that holder’s notes in accordance with those instructions. All other payments on notes will be made at the office or agency of the paying agent and registrar within the City and State of New York unless XM elects to make interest payments by check mailed to the holders at their addresses set forth in the register of holders.

Paying Agent and Registrar for the Notes

The trustee will initially act as paying agent and registrar. XM may change the paying agent or registrar without prior notice to the holders, and XM or any of XM’s Subsidiaries may act as paying agent or registrar.

Transfer and Exchange

A holder may transfer or exchange notes in accordance with the applicable indenture. The registrar and the trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents in connection with a transfer of the notes. Holders will be required to pay all taxes and any fees required by law or permitted by the applicable indenture. XM is not required to transfer or exchange any note selected for redemption. Also, XM is not required to transfer or exchange any note for a period of 15 days before the mailing of a notice of redemption of notes to be redeemed.

The registered holder of a note will be treated as the owner of it for all purposes.

Note Guarantee

The notes will be guaranteed by Holdings and each of XM’s current and future Material Subsidiaries. These Note Guarantees will be joint and several obligations of the Guarantors. The obligations of each Guarantor under its Note Guarantee will be limited as necessary to prevent that Note Guarantee from constituting a fraudulent conveyance under applicable law. See “Risk Factors—Federal and state statutes allow courts, under specific circumstances, to void or subordinate guarantees and require note holders to return payments received from guarantors.”

A Guarantor may not sell or otherwise dispose of all or substantially all of its assets to, or consolidate with or merge with or into (whether or not such Guarantor is the surviving Person) another Person, other than XM or another Guarantor, unless:

(1)	immediately after giving effect to that transaction, no Default or Event of Default exists; and

(2)	either:

(a)	the Person acquiring the property in any such sale or disposition or the Person formed by or surviving any such consolidation or merger assumes all the obligations of that Guarantor under the indentures, its Note Guarantee and the registration rights agreement pursuant to supplemental indentures satisfactory to the trustee; or

(b)	the Net Proceeds of such sale or other disposition are applied in accordance with the applicable “Asset Sale” provisions of the indentures.

The Note Guarantee of a Guarantor will be released with respect to both the senior fixed rate notes and the senior floating rate notes:

(1)	in connection with any sale or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger or consolidation) to a Person that is not (either before or after giving effect to such transaction) XM or a Restricted Subsidiary of XM, if the sale or other disposition does not violate the “Asset Sale” provisions of the indentures;

(2)	in connection with any sale or other disposition of all of the Capital Stock of that Guarantor to a Person that is not (either before or after giving effect to such transaction) XM or a Restricted Subsidiary of XM, if the sale or other disposition does not violate the “Asset Sale” provisions of the indentures;

(3)	if XM designates any Restricted Subsidiary that is a Guarantor to be an Unrestricted Subsidiary in accordance with the applicable provisions of the indentures; or

(4)	upon legal defeasance or satisfaction and discharge of the applicable indenture as provided below under the captions “—Legal Defeasance and Covenant Defeasance” and “—Satisfaction and Discharge.”

See “—Repurchase at the Option of Holders—Asset Sales.”

Optional Redemption

Senior Fixed Rate Notes. At any time prior to May 1, 2009, XM may on any one or more occasions redeem up to 35% of the aggregate principal amount of the senior fixed rate notes issued under the indenture at a redemption price of 109.750% of the principal amount, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of one or more Public Equity Offerings; provided that:

(1)	at least 65% of the aggregate principal amount of senior fixed rate notes originally issued under the indenture (excluding senior fixed rate notes held by Holdings, XM and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2)	the redemption occurs within 90 days of the date of the closing of such Public Equity Offering.

Except pursuant to the preceding paragraph and as set forth below, the senior fixed rate notes will not be redeemable at XM’s option prior to May 1, 2010.

On or after May 1, 2010, XM may redeem all or a part of the senior fixed rate notes upon not less than 10 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the senior fixed rate notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on May 1 of the years indicated below, subject to the rights of holders of senior fixed rate notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2010	104.875%
2011	102.438%
2012 and thereafter	100.000%

Unless XM defaults in the payment of the redemption price, interest will cease to accrue on the senior fixed rate notes or portions thereof called for redemption on the applicable redemption date.

At any time prior to May 1, 2010, XM may also redeem all or a part of the senior floating rate notes upon not less than 10 nor more than 60 days’ prior notice at redemption price equal to 100% of the principal amount of senior fixed rate notes redeemed plus the Senior Fixed Rate Note Applicable Premium as of, and accrued and unpaid interest and Liquidated Damages, if any, to the date of redemption (the “Redemption Date”), subject to the rights of holders of senior fixed rate notes on the relevant record date to receive interest due on the relevant interest payment date.

Senior Floating Rate Notes. At any time prior to May 1, 2008, XM may on any one or more occasions redeem up to 35% of the aggregate principal amount of the senior floating rate notes issued under the indenture at a redemption price of 100% of the principal amount, plus the Applicable Eurodollar Rate on the date of the redemption notice, plus accrued and unpaid interest and Liquidated Damages, if any, to the redemption date, with the net cash proceeds of one or more Public Equity Offerings; provided that:

(1)	at least 65% of the aggregate principal amount of the senior floating rate notes originally issued under the indenture (excluding senior floating rate notes held by Holdings, XM and its Subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2)	the redemption occurs within 90 days of the date of the closing of such Public Equity Offering.

Except pursuant to the preceding paragraph and as set forth below, the senior floating rate notes will not be redeemable at XM’s option prior to May 1, 2008.

On or after May 1, 2008, XM may redeem all or a part of the senior floating rate notes upon not less than 10 nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, on the senior floating rate notes redeemed, to the applicable redemption date, if redeemed during the twelve-month period beginning on May 1 of the years indicated below, subject to the rights of holders of senior floating rate notes on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage
2008	102%
2009	101%
2010 and thereafter	100.000%

Unless XM defaults in the payment of the redemption price, interest will cease to accrue on the senior floating rate notes or portions thereof called for redemption on the applicable redemption date.

At any time prior to May 1, 2008, XM may also redeem all or a part of the senior floating rate notes upon not less than 10 nor more than 60 days’ prior notice at redemption price equal to 100% of the principal amount of senior floating rate notes redeemed plus the Senior Floating Rate Note Applicable Premium as of, and accrued and unpaid interest and Liquidated Damages, if any, to the date of redemption (the “Redemption Date”), subject to the rights of holders of senior floating rate notes on the relevant record date to receive interest due on the relevant interest payment date.

Mandatory Redemption

XM is not required to make mandatory redemption or sinking fund payments with respect to the notes.

Repurchase at the Option of Holders

Change of control

If a Change of Control occurs, XM will make an offer (a “Change of Control Offer”) to each holder of notes to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the indentures. In the Change of Control Offer, XM will offer a Change of Control payment in cash equal to 101% of the principal amount (plus accrued and unpaid interest, and Liquidated Damages if any) thereon to the date of purchase. Within 30 days following any Change of Control, XM will mail a notice to each holder stating that a Change of Control Offer is being made, the purchase price, the Change of Control payment date, which date shall be no earlier than 30 days and no later than 60 calendar days from the date such notice is mailed, and other information regarding the Change of Control Offer required by the indentures. XM will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes in connection with a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control provisions of the indentures, XM will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control provisions of the indentures by virtue of such conflict.

On the Change of Control payment date, XM will, to the extent lawful:

(1)	accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control payment in respect of all notes or portions thereof so tendered; and

(3)	deliver or cause to be delivered to the trustee the notes so accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions thereof being purchased by XM.

The paying agent will promptly mail to each holder of notes so tendered the Change of Control payment for such notes, and the trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder an exchange note equal in principal amount to any unpurchased portion of the notes surrendered by such holder, if any; provided that each such exchange note will be in a principal amount of $1,000 or an integral multiple thereof.

XM will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control payment date.

The provisions described above that require the issuers to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of the indentures are applicable. Except as described above with respect to a Change of Control, the indentures do not contain provisions that permit the holders of the notes to require that XM repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

XM will not be required to make a Change of Control Offer upon a Change of Control with respect to the senior fixed rate notes or the senior floating rate notes if (1) a third party makes the Change of Control Offer with respect to such series of notes in the manner, at the times and otherwise in compliance with the requirements applicable to a Change of Control Offer made by XM set forth in the applicable indenture and purchases all notes of such series validly tendered and not withdrawn under such Change of Control Offer, or (2) notice of redemption with respect to such series of notes has been given pursuant to the applicable indenture as described above under the caption “—Optional Redemption,” unless and until there is a default in the payment of the applicable redemption price.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of XM and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of notes to require XM to repurchase such notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of XM and its Subsidiaries taken as a whole to another person or group may be uncertain.

Asset sales

XM will not, and will not permit any of XM’s Restricted Subsidiaries to, consummate an Asset Sale unless:

(1)	XM (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets or Equity Interests issued or sold or otherwise disposed of;

(2)	such fair market value is determined by XM’s Board of Directors (whose good faith determination shall be conclusive) and evidenced by a Board Resolution set forth in an officers’ certificate delivered to the trustee; and

(3)	at least 75% of the consideration received therefor by XM or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following shall be deemed to be cash:

(a)	any liabilities (as shown on XM’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of XM or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases XM or such Restricted Subsidiary from further liability; and

(b)	any securities, notes or other obligations received by XM or any such Restricted Subsidiary from such transferee that are converted by XM or such Restricted Subsidiary into cash (to the extent of the cash received in that conversion) within 30 days of the receipt thereof; and

(c)	any stock or assets of the kind referred to in clause (x)(1) or (x)(3) of the second succeeding paragraph.

Any Restricted Payment or Permitted Investment that is permitted under “Certain Covenants—Restricted Payments” will not be deemed to be an Asset Sale.

Within 365 days after the receipt of any Net Proceeds from an Asset Sale, XM may:

(x)	apply such Net Proceeds from such Asset Sale, at its option:

(1)	to acquire all or substantially all of the assets of, or a majority of the Voting Stock of, another Permitted Business, or Voting Stock of a Restricted Subsidiary engaged in a Permitted Business (other than any such Voting Stock owned or held by a Restricted Subsidiary);

(2)	to make a capital expenditure; or

(3)	to acquire other assets that are used or useful in a Permitted Business that have an expected useful life of one year or longer;

(y)	enter into a legally binding agreement to apply such Net Proceeds as described in the preceding clause (x) within six months after such agreement is entered into and apply such Net Proceeds in accordance with the terms of such agreement or the provisions of clause (x) above; provided that if such agreement terminates XM shall have until the earlier of (i) 90 days after the date of such termination and (ii) six months after the date of the Asset Sale resulting in such Net Proceeds to effect such an application; or

(z)	permanently repay (and reduce the commitments with respect to) Pari Passu Indebtedness.

Pending the final application of any such Net Proceeds, XM may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the indentures.

Any Net Proceeds from such Asset Sale that are not finally applied or invested as provided in the first sentence of the preceding paragraph will constitute “Excess Proceeds.” Within 10 days of each date on which the aggregate amount of Excess Proceeds exceeds $10.0 million, XM will commence an Asset Sale Offer to all holders of notes and all holders of Pari Passu Indebtedness containing provisions similar to those set forth in the indentures with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount (or, if applicable, accreted value) of notes and such other Pari Passu Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount (or accreted value, if applicable, of such other Indebtedness plus accrued and unpaid interest, and Liquidated Damages if any) to the date of closing of the offer. If any Excess Proceeds remain after consummation of an Asset Sale Offer, XM may use such Excess Proceeds for any purpose not otherwise prohibited by the indentures. If the aggregate principal amount of notes and principal amount (or, if applicable, accreted value) of such other Pari Passu Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the trustee shall select the notes and such other Pari Passu Indebtedness to be purchased on a pro rata basis based on the principal amount of notes and principal amount (or, if applicable, accreted value) of such other Pari Passu Indebtedness tendered. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

XM will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with each repurchase of notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the Asset Sales provisions of the indentures, XM will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Asset Sale provisions of the indentures by virtue of such conflict.

The agreements governing XM’s other Indebtedness contain, or may in the future contain, prohibitions of certain events, including events that would constitute a Change of Control or an Asset Sale. In addition, the exercise by the holders of notes of their right to require XM to repurchase the notes upon a Change of Control or an Asset Sale could cause a default under these other agreements, even if the Change of Control or Asset Sale itself does not. Finally, XM’s ability to pay cash to the holders of notes upon a repurchase may be limited by XM’s then existing financial resources. See “Risk Factors—We may not have the ability to fund a change of control offer if required by the indentures.”

Selection and Notice

If less than all of the senior fixed rate notes or the senior floating rate notes are to be redeemed or purchased in an offer to purchase at any time, the trustee will select notes for redemption with respect to such series as follows:

(1)	if the notes of such series are listed, in compliance with the requirements of the principal national securities exchange on which the notes of such series are listed; or

(2)	if the notes of such series are not so listed, on a pro rata basis.

Notes and portions of notes selected will be in amounts of $1,000 or whole multiples of $1,000, except that if all notes of a holder of either series of notes are to be redeemed, the entire amount of notes of such series held by such holder, even if not a multiple of $1,000, will be redeemed. Notices of redemption shall be mailed by first class mail at least 10 but not more than 60 days before the redemption date to each holder of notes to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the notes or a satisfaction and discharge of the indentures. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note shall state the portion of the principal amount thereof to be redeemed. An exchange note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder thereof upon cancellation of the original note. Notes called for redemption become due on the date fixed for redemption at the redemption price. On and after the redemption date, interest ceases to accrue on notes or portions of them called for redemption.

Certain Covenants

Changes in covenants when notes rated investment grade

With respect to either the senior fixed rate notes or the senior floating rate notes, if on any date following the date of the applicable indenture:

(1)	such series of notes are rated Baa3 or better by Moody’s and BBB- or better by S&P (or, if either such entity ceases to rate such series of notes for reasons outside of the control of XM, the equivalent investment grade credit rating from any other “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by XM as a replacement agency); and

(2)	no Default or Event of Default shall have occurred and be continuing under the applicable indenture,

then, beginning on that day, the covenants specifically listed under the following captions in this prospectus will no longer be applicable to such series of notes:

(1)	“—Repurchase at the Option of Holders-Asset Sales;”

(2)	“—Restricted Payments;”

(3)	“—Incurrence of Indebtedness and Issuance of Disqualified Stock;”

(4)	clauses (1)(a) and (3) of the covenant described below under the caption “—Limitation on Sale and Leaseback Transactions.”

(5)	“—Transactions with Affiliates;”

(6)	clause (4) of the covenant described below under the caption “—Merger, Consolidation or Sale of Assets;” and

(7)	“—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries.”

There can be no assurance that either the senior fixed rate notes or the senior floating rate notes will ever achieve an investment grade rating or that any such rating will be maintained.

Restricted payments

XM will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any other payment or distribution on account of XM’s Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving XM) or to the direct or indirect holders of XM’s Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of XM and cash in lieu of fractional interests not to exceed 1% of the Equity Interests distributed or paid);

(2)	other than pursuant to a Parent Company Merger, purchase, redeem or otherwise acquire or retire for value (including, without limitation, in connection with any merger or consolidation involving XM) any Equity Interests of XM (other than any such Equity Interests owned by XM or any of XM’s Restricted Subsidiaries) or any Affiliate of XM (other than any of XM’s Restricted Subsidiaries);

(3)	make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated in right of payment to the notes except a payment of interest or principal at the Stated Maturity thereof; or

(4)	make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”),

unless, at the time of and after giving effect to such Restricted Payment:

(1)	no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and

(2)	XM would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Total Consolidated Indebtedness to Adjusted Consolidated Operating Cash Flow ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness;” and

(3)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by XM and its Restricted Subsidiaries after the date of the indentures (excluding Restricted Payments permitted by clauses (2), (3), (4), (7), (13), (14), (15) and (16) of the next succeeding paragraph), is less than the sum, without duplication, of:

(a)	the difference between (i) 100% of Consolidated Operating Cash Flow determined at the time of such Restricted Payment and (ii) 140% of XM’s cumulative consolidated interest expense, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations in respect of interest rates, determined for the period (treated as one accounting period) commencing from the beginning of the first fiscal quarter following two consecutive fiscal quarters during which XM generates positive Consolidated Operating Cash Flow ending on the last day of the latest fiscal quarter for which XM’s consolidated financial statements are available preceding the date of such Restricted Payment, plus

(b)	100% of (a) the aggregate net cash proceeds received by XM commencing on the Issue Date (i) as a contribution to its common equity capital, (ii) from the issue or sale of XM’s Equity Interests (other than Disqualified Stock), (iii) of contributions to the equity capital of XM by Holdings or (iv) from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of XM that have been converted into or exchanged for such Equity Interests (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of XM) or (b) the fair market value of (i) the consideration (if other than cash) from the issue or sale of Equity Interests (other than Disqualified Stock) of XM or (ii) actual or deemed capital contributions to the common equity capital of XM by Holdings from the issuance of Equity Interests of Holdings in exchange for the retirement of Pari Passu Indebtedness of XM since the Issue Date, plus

(c)	to the extent that any Unrestricted Subsidiary is redesignated as a Restricted Subsidiary after the date of the indentures, the lesser of (i) the fair market value of XM’s Investment in such Subsidiary as of the date of such redesignation and (ii) such fair market value immediately prior to the time such Subsidiary was designated as an Unrestricted Subsidiary; plus

(d)	to the extent that any Restricted Investment that was made after the date of the indentures is sold for cash or otherwise liquidated or repaid for cash, the lesser of (i) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (ii) the initial amount of such Restricted Investment, minus

(e)	the aggregate amount of any Net Cash Proceeds used to incur Indebtedness then outstanding pursuant to clause (1)(b) of the definition of “Permitted Debt” set forth below under the caption “—Incurrence of Indebtedness.”

The preceding provisions will not prohibit, so long as no Default has occurred and is continuing or would be caused thereby:

(1)	the payment of any dividend or other distribution within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the indentures, and such payment will be deemed to have been paid on the date of declaration for purposes of the calculation in the foregoing paragraph;

(2)	the redemption, repurchase, retirement, defeasance or other acquisition of any of subordinated Indebtedness of XM or of any of XM’s Equity Interests in exchange for, or out of the net cash proceeds of the sale, which sale shall have occurred within 90 days of the date of any such redemption, repurchase, retirement, defeasance or other acquisition, (other than to a Restricted Subsidiary of XM) of, XM’s Equity Interests (other than Disqualified Stock) and cash payments in lieu of fractional interests not to exceed 1% of the Equity Interests so redeemed, repurchased, retired, defeased or otherwise acquired; provided that the amount of any such net cash proceeds that are utilized for any such redemption, repurchase, retirement, defeasance or other acquisition shall be excluded from clause (3)(b) of the preceding paragraph;

(3)	the purchase, redemption, defeasance or other acquisition or retirement for value of subordinated Indebtedness of XM in exchange for, or out of the net cash proceeds of an incurrence, which incurrence shall have occurred within 90 days of the date of any such purchase, redemption, defeasance or other acquisition or retirement for value, (other than to a Restricted Subsidiary of XM) of Permitted Refinancing Indebtedness;

(4)	the payment of any dividend by a Restricted Subsidiary of XM to the holders of its common Equity Interests on a pro rata basis;

(5)	the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of XM or any Restricted Subsidiary of XM held by any member of XM’s (or any of XM’s Restricted Subsidiaries’) management pursuant to any management equity subscription agreement or stock option agreement in effect as of the date of the indentures; provided that the aggregate price paid for all such repurchased, vested, redeemed, acquired or retired Equity Interests shall not exceed $1,000,000 in any twelve-month period;

(6)	the purchase of any subordinated Indebtedness at a purchase price not greater than 100% of the principal amount or accreted value thereof, as the case may be, together with accrued interest, if any, following an Asset Sale in accordance with provisions similar to those contained in the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales”; provided, however, that prior to making any such purchase XM has made the Excess Proceeds Offer as provided in such covenant with respect to the notes and has purchased all notes validly tendered for payment in connection with such Excess Proceeds Offer;

(7)	making payments to dissenting shareholders pursuant to applicable law in connection with a consolidation or merger of XM made in compliance with the provisions of the indentures;

(8)	Restricted Investments in an amount equal to 100% of Total Incremental Equity since the date of the indentures determined as of the date any such Restricted Investment is made, less the aggregate amount of any Net Cash Proceeds used to incur Indebtedness pursuant to clause (1)(b) of the definition of “Permitted Debt” set forth below under the caption “—Incurrence of Indebtedness;”

(9)	the purchase of (a) any subordinated Indebtedness of XM at a purchase price not greater than 101% of the principal amount or accreted value thereof, as the case may be, together with accrued interest, if any, in the event of a Change of Control in accordance with provisions similar to those of the covenant described under the caption “Repurchase at the Option of Holders—Change of Control” or (b) any Preferred Stock of XM at a purchase price not greater than 101% of the liquidation preference thereof, together with accrued dividends, if any, in the event of a Change of Control in accordance with provisions similar to those of the covenant described under the caption “Repurchase at the Option of Holders—Change of Control”; provided, however, that, in each case, prior to such purchase XM has made the Change of Control Offer as provided in the indentures with respect to the notes and has purchased all notes validly tendered for payment in connection with such Change of Control Offer;

(10)	the payment of dividends to Holdings the proceeds of which are used to satisfy ordinary course administrative expenses of Holdings, but in no event to exceed $3.0 million in any given fiscal year;

(11)	for so long as Holdings files consolidated income tax returns which include XM, the payment of any dividend required pursuant to the Tax Sharing Agreement between XM and Holdings, and any renewals, extensions, implementations or modifications thereof that are not materially adverse to the holders; provided that any such payment made by XM to Holdings from time to time shall not exceed the net amount of the relevant (estimated or final, as the case may be) tax liability that Holdings actually owes to the appropriate taxing authority at such time;);

(12)	any payments required by Section 9.7(b) of the note purchase agreement providing for the sale and issuance of the notes referred to in clause (2) of the definition of “January 2003 Financing Transactions;”

(13)	the declaration and payment of regularly scheduled or accrued dividends to holders of any class or series of Disqualified Stock of XM or any Restricted Subsidiary of XM issued on or after the date of the indentures in accordance with the Total Consolidated Indebtedness to Adjusted Consolidated Operating Cash Flow ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness;”

(14)	the repurchase, redemption or other acquisition or retirement of Equity Interests (other than Disqualified Stock) deemed to occur upon the exercise, vesting, exchange or conversion of stock options, warrants or other similar rights to the extent such Equity Interests represent a portion of the exercise or exchange price of those stock options, and the repurchase, redemption or other acquisition or retirement of Equity Interests (other than Disqualified Stock) made in lieu of withholding taxes resulting from the exercise, vesting, exchange or conversion of stock options, warrants or other similar rights

(15)	an XM-4 Sale and Leaseback Transaction that involves transactions between XM and the Parent Guarantor or one or more of the subsidiaries of either.

(16)

other Restricted Payments in an amount not to exceed $40 million per calendar year (with unused amounts in any calendar year being permitted to be carried over for the next succeeding calendar years); provided, however, such Restricted Payments, when taken together with all other Restricted Payments made pursuant to this clause (16) do not exceed $100 million in the aggregate in any calendar year; provided further, however, that no Default has occurred and is continuing or would otherwise result therefrom; provided further, however, that such payments shall be excluded from subsequent calculations of the amount of Restricted Payments.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued to or by XM or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant shall be determined by the Board of Directors whose good faith resolution with respect thereto shall be conclusive and shall be delivered to the trustee, and the fair market value of any assets or securities that are required to be valued by this covenant that exceeds $5.0 million shall be determined by a majority of the members of the Board of Directors who are “independent” within the meaning of the rules and regulations promulgated by the NASDAQ National Market, whose good faith resolution with respect thereto shall be conclusive and shall be delivered to the trustee. Not later than the date of making any Restricted Payment, XM shall deliver to the trustee an officers’ certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this “Restricted Payments” covenant were computed, together with a copy of resolutions of the Board of Directors required by the indentures.

Incurrence of Indebtedness and issuance of Disqualified Stock

XM will not, and will not permit any of XM’s Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and XM will not issue any Disqualified Stock; provided, however, that XM may incur Indebtedness or issue Disqualified Stock and a Subsidiary Guarantor may incur Acquired Debt if the ratio of Total Consolidated Indebtedness to Adjusted Consolidated Operating Cash Flow for XM’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at less than or equal to 6.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, at the beginning of such four-quarter period.

The first paragraph of this covenant will not apply to the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(1)	the incurrence by XM or any Subsidiary Guarantor of Pari Passu Indebtedness in an aggregate principal amount (including the aggregate principal amount of all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (1)), which does not exceed, as of the date of such incurrence, at any time outstanding:

(a)	$500 million (all of which may be secured), plus

(b)	the amount (none of which may be secured) equal to 175% of the Net Cash Proceeds received by XM since immediately after the Issue Date from the issue or sale of Capital Stock of XM or contributed to the capital of XM (in each case other than proceeds of Disqualified Stock or sales of Capital Stock to XM or any of its Subsidiaries) by Holdings from Net Cash Proceeds or received directly by XM following a Parent Company Merger; provided, however, that, any Indebtedness Incurred under this clause (b) after 2012 shall have a Weighted Average Life to Maturity that is greater than the then remaining Weighted Average Life to Maturity of the Notes; provided further, however, that any Net Cash Proceeds or cash contributions received by XM pursuant to this clause (b) and used to Incur Indebtedness pursuant to this clause (b), shall be excluded from the calculation of amounts under clause (3)(b) of the covenant described under “—Limitation on restricted payments;”

(2)	unsecured subordinated Indebtedness or Disqualified Stock of XM incurred to finance the construction, expansion, development or acquisition of music libraries and other recorded music programming, furniture, fixtures and equipment (including satellites, ground stations and related equipment) if such subordinated Indebtedness or Disqualified Stock, as applicable, has a Weighted Average Life to Maturity longer than the Weighted Average Life to Maturity of the notes and has a final Stated Maturity of principal later than the Stated Maturity of principal of the notes;

(3)	unsecured subordinated Indebtedness or Disqualified Stock of XM in an aggregate principal amount (or liquidation preference, as applicable) (including the aggregate principal amount (or liquidation preference, as applicable) of all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness or Disqualified Stock, as applicable, incurred pursuant to this clause (3)) at any time outstanding not to exceed the product of (a) $100.00 and (b) the number of Subscribers at such time if such subordinated Indebtedness or Disqualified Stock, as applicable, has a Weighted Average Life to Maturity longer than the Weighted Average Life to Maturity of the notes and has a final Stated Maturity of principal later than the Stated Maturity of principal of the notes;

(4)	the incurrence by XM and Restricted Subsidiaries of the Existing Indebtedness, including pursuant to the January 2003 Financing Transactions;

(5)	the incurrence by XM and any Subsidiary Guarantors of Indebtedness represented by the notes and any Subsidiary Guarantees thereof and the exchange notes and any Subsidiary Guarantees thereof to be issued pursuant to the registration rights agreement;

(6)	the incurrence by XM or any Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price or cost of acquisition, construction or improvement of property, plant or equipment used in the business of XM or such Subsidiary, in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (6), not to exceed $100.0 million at any time outstanding;

(7)	the incurrence by XM or any Subsidiary Guarantors, or Restricted Subsidiaries as applicable, of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace Indebtedness (other than intercompany Indebtedness) that was permitted by the indentures to be incurred under the first paragraph of this covenant or clauses (1), (2), (3), (4), (5), (6), (7), (12), (13), (14) or (15) of this paragraph;

(8)	the incurrence by XM or any Restricted Subsidiaries of intercompany Indebtedness between or among XM and any Restricted Subsidiaries; provided, however, that:

(a)	if XM is the obligor on such Indebtedness, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the notes; and

(b)	(i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than XM or a Restricted Subsidiary thereof and (ii) any sale or other transfer of any such Indebtedness to a Person that is not either XM or a Restricted Subsidiary thereof, shall be deemed, in each case, to constitute an incurrence of such Indebtedness by XM or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (8);

(9)	the incurrence by XM or any Restricted Subsidiary of Hedging Obligations incurred in the ordinary course of business;

(10)	the accrual of interest, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Stock in the form of additional shares of the same class of Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock for purposes of this covenant;

(11)

the incurrence by XM or any Subsidiary Guarantor of additional Indebtedness (including Acquired Debt) or Disqualified Stock in an aggregate principal amount (or liquidation preference or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness or Disqualified Stock incurred pursuant to this clause (11), not to exceed $75.0 million;

(12)	Indebtedness the proceeds of which are utilized solely to finance working capital in an aggregate principal amount at any time outstanding not to exceed the lesser of (a) $50.0 million and (b) 80% of Qualified Receivables;

(13)	from and after any Parent Company Merger, Indebtedness of Holdings in existence on the date of the indentures;

(14)	any Qualified Sale and Leaseback Transaction, including an XM-4 Sale and Leaseback Transaction; and

(15)	Satellite Vendor Indebtedness.

XM will not incur any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of XM’s unless such Indebtedness is also contractually subordinated in right of payment to the notes on substantially identical terms; provided, however, that no Indebtedness of XM shall be deemed to be contractually subordinated in right of payment to any other Indebtedness of XM solely by virtue of being unsecured.

For purposes of determining compliance with this “Incurrence of Indebtedness” covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Debt described in clauses (1) through (15) above, or is entitled to be incurred pursuant to the first paragraph of this covenant, XM will, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant, and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph of this covenant.

Liens

XM will not, and will not permit any of XM’s Restricted Subsidiaries to, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien (the “Initial Lien”) of any kind (other than Permitted Liens) upon any of their property or assets, now owned or hereafter acquired without effectively providing that the notes shall be secured equally and ratably with (or prior to) the obligations so being secured for so long as such obligations are so secured. Any Lien created for the benefit of the holders of the notes pursuant to the preceding sentence shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the Initial Lien.

Dividend and other payment restrictions affecting Restricted Subsidiaries

XM will not, and will not permit any of XM’s Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1)	pay dividends or make any other distributions on its Capital Stock to XM or any of XM’s Restricted Subsidiaries or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness owed to XM or any of XM’s Restricted Subsidiaries;

(2)	make loans or advances to XM or any of XM’s Restricted Subsidiaries;

(3)	transfer any of its properties or assets to XM or any of XM’s Restricted Subsidiaries; or

(4)	guarantee any Indebtedness of XM or any of XM’s Restricted Subsidiaries.

However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(1)

Existing Indebtedness as in effect on the date of the indentures and any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in such Existing Indebtedness, as in effect on the date of the indentures;

(2)	the indentures and the notes;

(3)	applicable law;

(4)	any instrument governing Indebtedness or Capital Stock of a Person acquired by XM or any of XM’s Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the indentures to be incurred;

(5)	customary non-assignment provisions in leases or contracts or real property mortgages or related documents entered into in the ordinary course of business and consistent with past practices;

(6)	purchase money obligations, Capital Lease Obligations or mortgage financings that impose restrictions on the property so acquired of the nature described in clause (3) of the preceding paragraph, or Pari Passu Indebtedness incurred pursuant to clause (1)(a) of the second paragraph of the covenant described under “—Certain Covenants—Incurrence of Indebtedness”;

(7)	any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by that Subsidiary pending its sale or other disposition;

(8)	Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(9)	Liens securing Indebtedness that limit the right of the debtor to dispose of the assets subject to such Lien;

(10)	provisions with respect to the disposition or distribution of assets or property in joint venture agreements, asset sale agreements, stock sale agreements and other similar agreements entered into in the ordinary course of business; and

(11)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Merger, consolidation or sale of assets

XM will not consolidate or merge with or into (whether or not XM is the surviving corporation), or sell, assign, transfer, convey or otherwise dispose of all or substantially all of the properties or assets of XM and XM’s Restricted Subsidiaries taken as a whole, in one or more related transactions to, another Person unless:

(1)	XM is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than XM) or to which such sale, assignment, transfer, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia;

(2)	the Person formed by or surviving any such consolidation or merger (if other than XM) or the Person to which such sale, assignment, transfer, conveyance or other disposition shall have been made assumes all the obligations of XM under the notes and the indentures pursuant to agreements in a form reasonably satisfactory to the trustee;

(3)	immediately after such transaction, no Default or Event of Default exists; and

(4)	XM or the Person formed by or surviving any such consolidation or merger (if other than XM), or to which such sale, assignment, transfer, conveyance or other disposition shall have been made will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of XM immediately preceding the transaction.

In addition, XM will not lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This “Merger, Consolidation or Sale of Assets” covenant will not apply to a consolidation, merger, sale, assignment, transfer, conveyance or other disposition of properties or assets between or among (1) XM and any of XM’s Wholly Owned Restricted Subsidiaries or (2) XM and Holdings.

Transactions with Affiliates

XM will not, and will not permit any of XM’s Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each, an “Affiliate Transaction”), unless:

(1)	such Affiliate Transaction is on terms that are no less favorable to XM or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by XM or such Restricted Subsidiary with an unrelated Person; and

(2)	XM delivers to the trustee:

(a)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of the Board of Directors set forth in an officers’ certificate certifying that such Affiliate Transaction complies with this covenant and, if an opinion meeting the requirements set forth in clause (b) below has not been obtained, that such Affiliate Transaction has been approved by a majority of the members of the Board of Directors who have no direct financial interest in such Affiliate Transaction (other than as a stockholder of XM or Holdings); and

(b)	with respect to (x) any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, or (y) an Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million where none of the members of the Board of Directors qualify as having no direct financial interest in such Affiliate Transaction (other than as a stockholder of XM or Holdings), an opinion as to the fairness to XM or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the prior paragraph:

(1)	any transaction by XM or any Restricted Subsidiary with an Affiliate related to the purchase, sale or distribution of XM radios, subscriptions to XM services or other products or services in the ordinary course of business including any such transaction with an automotive manufacturer, which has been approved by a majority of the members of the Board of Directors who are disinterested with respect to such transaction;

(2)	any employment agreement or arrangement or employee benefit plan entered into by XM or any of XM’s Restricted Subsidiaries in the ordinary course of business of XM or such Restricted Subsidiary;

(3)	transactions between or among XM and/or XM’s Restricted Subsidiaries;

(4)	payment of reasonable directors fees and provisions of customary indemnification to directors, officers and employees of XM and XM’s Restricted Subsidiaries;

(5)	sales of Equity Interests (other than Disqualified Stock) to Affiliates of ours;

(6)	Restricted Payments that are permitted by the provisions of the indentures described above under the caption “—Restricted Payments” and under clauses (8) and (9) of the definition of “Permitted Investments”;

(7)	transactions pursuant to the Tax Sharing Agreement and any renewals, extensions, implementations or modifications thereof that are not materially adverse to the holders;

(8)	contractual arrangements existing on the date of the indentures and any renewals, extensions, implementations or modifications thereof that are not materially adverse to the holders;

(9)	increases, decreases or other modifications to the Indebtedness referred to in the definition of January 2003 Financing Transactions, which has been approved by a majority of the members of the Board of Directors who are disinterested with respect to such transactions;

(10)	an XM-4 Sale and Leaseback Transaction that involves transactions between XM and the Parent Guarantor or one or more of the subsidiaries of either; and

(11)	the Parent Company Merger.

Sale and leaseback transactions

XM will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction (other than a sale and leaseback transaction between XM and one or more of its Restricted Subsidiaries that are not Subsidiary Guarantors or among Restricted Subsidiaries that are not Subsidiary Guarantors) other than a Qualified Sale and Leaseback Transaction, including an XM-4 Sale and Leaseback Transaction; provided that XM and/or one or more Restricted Subsidiaries may enter into a sale and leaseback transaction if:

(1)	XM or such Restricted Subsidiary could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction under either (i) the Total Consolidated Indebtedness to Adjusted Consolidated Operating Cash Flow ratio test in the first paragraph or (ii) clause (1)(a) of the second paragraph of the Indebtedness covenant described above under the caption “—Incurrence of Indebtedness” and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption “—Liens”, and the Attributable Debt is treated as Indebtedness for purposes of either (i) the Total Consolidated Indebtedness to Adjusted Consolidated Operating Cash Flow ratio test in the first paragraph or (ii) clause (1)(a) of the second paragraph of the Indebtedness covenant described above under the caption “—Incurrence of Indebtedness” and any Lien to secure such Indebtedness is treated as a Lien for purposes of the covenant described above under the caption “—Liens”;

(2)	the gross cash proceeds of that sale and leaseback transaction are at least equal to the fair market value, as determined in good faith by the Board of Directors of XM and set forth in an officers’ certificate delivered to the trustee, of the property that is the subject of that sale and leaseback transaction; and

(3)	the transfer of assets in that sale and leaseback transaction is permitted by, and XM applies the proceeds of such transaction in compliance with, the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.”

Material subsidiaries

XM shall cause any Person that becomes a Material Subsidiary of XM, defined as a domestic Restricted Subsidiary that guarantees certain Indebtedness other than the notes, at any time on or after the date of the indentures for the notes, to execute and deliver, reasonably promptly after such event to the trustee under the indentures and Indenture Guarantees, in each case, duly executed on behalf of such Material Subsidiary by an Officer thereof.

Payments for consent

With respect to the senior fixed rate notes or the senior floating rate notes, neither XM nor any of XM’s Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of such series of notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the applicable indenture or the notes of such series unless such consideration is offered to be paid and is paid to all holders of such series of notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Reports

Whether or not required by the rules and regulations of the SEC, so long as any senior fixed rate notes or senior floating rate notes are outstanding, the Parent Guarantor will furnish to the holders of such series of notes, within 15 days following the time periods specified in the SEC’s rules and regulations:

(1)	all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and, with respect to the annual information only, a report on the annual financial statements by the Parent Guarantor’s certified independent accountants; and

(2)	all current reports that would be required to be filed with the SEC on Form 8-K.

Whether or not required by the rules and regulations of the SEC, the Parent Guarantor will file a copy of all of the information and reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request.

If the combined operations of the Parent Guarantor and its subsidiaries, excluding the operations of XM and its Restricted Subsidiaries and excluding cash and cash equivalents, would, if held by a single Unrestricted Subsidiary of XM, constitute a Significant Subsidiary of XM, then the quarterly and annual financial information required by the preceding paragraphs will include a reasonably detailed presentation, either on the face of the financial statements or in the footnotes thereto, and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, of the financial condition and results of operations of XM and XM’s Restricted Subsidiaries separate from the financial condition and results of operations of the Parent Guarantor and its other Subsidiaries; provided however, that the requirements of this paragraph shall not apply if XM files with the SEC the reports referred to in clauses (1) and (2) above, and any such report contains the information described in this paragraph.

In addition, XM and the Guarantors agree that, for so long as any senior fixed rate notes or senior floating rate notes remain outstanding, if at any time the Parent Guarantor is not required to file with the SEC the reports required by the preceding paragraphs, they will furnish to the holders of such series of notes and to the securities analysts and prospective investors, upon their request, the information relating to the Parent Guarantor required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default and Remedies

With respect to the senior fixed rate notes or the senior floating rate notes, an “Event of Default” occurs if:

(1)	XM defaults in the payment when due of interest on, or Liquidated Damages with respect to, such series of notes and such default continues for 30 days;

(2)	XM defaults in payment when due of the principal of or premium, if any, on such series of notes when the same becomes due and payable at maturity, upon redemption (including in connection with an offer to purchase) or otherwise;

(3)	XM defaults in the performance, or breaches the provisions of the covenant described in “—Merger, Consolidation or Sale of Assets,” fails to make or consummate a Change of Control Offer when required by with the provisions of the covenant described in “—Repurchase at the Option of Holders—Change of Control” or fails to make or consummate an Asset Sale Offer when required by the provisions of the covenant described under “—Repurchase at the Option of Holders—Asset Sales;”

(4)	XM or any of XM’s Restricted Subsidiaries fails to observe or perform any other covenant or other agreement in the applicable indenture or the notes of such series for 60 days after notice to XM by the trustee or holders of at least 25% of the aggregate principal amount of such series of notes (including Additional Notes, if any) then outstanding voting as a single class;

(5)	a default occurs under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by XM or any of XM’s Restricted Subsidiaries (or the payment of which is guaranteed by XM or any of XM’s Restricted Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the date of the indentures, which default:

(a)	results in the acceleration of such Indebtedness prior to its express maturity; or

(b)	is caused by a failure to pay principal of, or interest or premium, if any, on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “payment default”), and, in each case, the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated, aggregates $25.0 million or more;

(6)	a final nonappealable judgment or judgments for the payment of money are entered by a court or courts of competent jurisdiction against XM or any of its Restricted Subsidiaries and such judgment or judgments remain undischarged for a period (during which execution shall not be effectively stayed) of 60 days, provided that the aggregate of all undischarged judgments exceeds $25.0 million (net of any amounts with respect to which a reputable and creditworthy insurance company has acknowledged liability in writing);

(7)	certain events of bankruptcy or insolvency with respect to XM or any of its Significant Subsidiaries; or

(8)	any Indenture Guarantee is held in a judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect (except pursuant to its terms or pursuant to the terms of the applicable indenture) or any Subsidiary Guarantor shall deny or disaffirm its obligations under its Indenture Guarantee.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to XM, any Significant Subsidiary or any group of Subsidiaries that, taken as a whole, would constitute a Significant Subsidiary, the principal amount of all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the trustee or the holders of at least 25% in principal amount of the then outstanding senior fixed rate notes or senior floating rate notes may declare all the principal amount of such series of notes to be due and payable immediately.

Holders of the notes may not enforce the indentures or the notes except as provided in the indentures. Subject to certain limitations, holders of a majority in principal amount of the then outstanding senior fixed rate notes or senior floating rate notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal amount, premium or interest) if it determines that withholding notice is in their interest.

With respect to the senior fixed rate notes or the senior floating rate notes, the holders of not less than a majority in aggregate principal amount of such series of notes then outstanding by notice to the trustee may on behalf of the holders of all of such series of notes waive any existing Default or Event of Default and its consequences under the indentures except a continuing Default or Event of Default in the payment of interest or Liquidated Damages on, or the principal amount of, such series of notes.

XM is required to deliver to the trustee annually an officer’s certificate regarding compliance with the indentures. Upon becoming aware of any Default or Event of Default, XM is required to deliver to the trustee an officer’s certificate specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No past, present or future director, officer, employee, agent, incorporator, member, manager, partner or stockholder of XM or any Guarantor, as such, shall have any liability for any obligations of XM or any Guarantor under the notes, the indentures or the Indenture Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Legal Defeasance and Covenant Defeasance

With respect to the senior fixed rate notes or the senior floating rate notes, XM may, at its option and at any time, elect to have all of XM’s and any Guarantors’ obligations discharged with respect to the outstanding notes of such series and all obligations under the Indenture Guarantees (“Legal Defeasance”) except for:

(1)	the rights of holders of outstanding notes of such series to receive payments in respect of the principal amount of, or interest, premium or Liquidated Damages, if any, on such notes when such payments are due from the trust referred to below;

(2)	XM’s and any Guarantors’ obligations with respect to such series of notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the trustee, and XM’s and any Guarantors’ obligations in connection therewith; and

(4)	the Legal Defeasance provisions of the applicable indenture.

In addition, with respect to the senior fixed rate notes or the senior floating rate notes, XM may, at its option and at any time, elect to have the obligations of XM and the Guarantors released with respect to certain covenants (including its obligations to make Change of Control Offers and Asset Sale Offers) that are described in the applicable indenture (“Covenant Defeasance”) and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to such series of notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to such series of notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the senior fixed rate notes or the senior floating rate notes:

(1)	XM must irrevocably deposit with the trustee, in trust, for the benefit of the holders of such series of notes, cash in U.S. dollars, non-callable government securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal amount of, or interest, premium and Liquidated Damages, if any, on the outstanding notes of such series on the Stated Maturity or on the applicable redemption date, as the case may be, and XM must specify whether such series of notes are being defeased to maturity or to a particular redemption date;

(2)	in the case of Legal Defeasance, XM shall have delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that (a) XM has received from, or there has been published by, the Internal Revenue Service a ruling or (b) since the date of the applicable indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel” shall confirm that, the holders of the outstanding notes of such series will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3)	in the case of Covenant Defeasance, XM shall have delivered to the trustee an opinion of counsel reasonably acceptable to the trustee confirming that the holders of the outstanding notes of such series will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4)	no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the incurrence of Indebtedness to be applied to such deposit); and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which XM is a party or by which XM is bound;

(5)	such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the indentures) to which XM or any of XM’s Subsidiaries is a party or by which XM or any of XM’s Subsidiaries is bound;

(6)	XM must deliver to the trustee an officers’ certificate stating that the deposit was not made by XM with the intent of preferring the holders of such series of notes over the other creditors of XM with the intent of defeating, hindering, delaying or defrauding any other creditors of XM; and

(7)	XM must deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the indenture, the notes or the Indenture Guarantees with respect to the senior fixed rate notes or the senior floating rate notes, may be amended or supplemented with the consent of the holders of at least a majority in principal amount of such series of notes (including Additional Notes, if any) then outstanding voting as a single class (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, such series of notes), and any existing Default or Event of Default (other than a Default or Event of Default in the payment of the principal of, premium, if any, or interest on such series of notes, except a payment default resulting from an acceleration that has been rescinded) or compliance with any provision of the applicable indenture, such series of notes or the applicable Indenture Guarantees may be waived with the consent of the holders of a majority in principal amount of the then outstanding notes of such series (including Additional Notes, if any) voting as a single class (including consents obtained in connection with a purchase of, or tender offer or exchange offer for, such series of notes).

With respect to the senior fixed rate notes or the senior floating rate notes, without the consent of each holder of such series of notes affected, an amendment, supplement or waiver may not (with respect to any notes of such series held by a non-consenting holder):

(1)	reduce the principal amount of such series of notes whose holders must consent to an amendment, supplement or waiver;

(2)	reduce the principal amount of or change the fixed maturity of any note of such series or alter or waive any of the provisions with respect to the redemption of such series of notes (other than provisions relating to the covenants described above under the caption “—Repurchase at the Option of Holders”);

(3)	reduce the rate of or change the time for payment of interest, including default interest, on any note of such series;

(4)	waive a Default or Event of Default in the payment of principal amount of, or interest, premium or Liquidated Damages, if any, on such series of notes (except a rescission of acceleration of such series of notes by the holders of at least a majority in aggregate principal amount of such series of notes then outstanding (including Additional Notes, if any) and a waiver of the payment default that resulted from such acceleration);

(5)	make any note of such series payable in money other than that stated in the notes of such series;

(6)	make any change in the provisions of the applicable indenture relating to waivers of past Defaults or the rights of holders of such series of notes to receive payments of principal of or interest, premium or Liquidated Damages, if any, on such series of notes;

(7)	waive a redemption payment with respect to any note of such series (other than a payment required by one of the covenants described above under the caption “—Repurchase at the Option of Holders”);

(8)	release any Guarantor from its obligations under the applicable Guarantees or the applicable indenture, except in accordance with the terms thereof; or

(9)	make any change in the preceding amendment and waiver provisions.

Notwithstanding the preceding, with respect to the senior fixed rate notes or the senior floating rate notes, without the consent of any holder of such series of notes, XM, the Guarantors and the trustee may amend or supplement the applicable indenture, the notes of such series or the applicable Indenture Guarantees:

(1)	to cure any ambiguity, defect or inconsistency;

(2)	to provide for uncertificated notes in addition to or in place of certificated notes, or to alter the provisions of the applicable indenture concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust in a manner that does not materially adversely affect any holder;

(3)	to provide for the assumption of XM’s obligations to holders of such series of notes in the case of a merger or consolidation or sale of all or substantially all of XM’s assets;

(4)	to make any change that would provide any additional rights or benefits to the holders of such series of notes or that does not adversely affect the legal rights under the applicable indenture of any such holder;

(5)	to comply with requirements of the SEC in order to effect or maintain the qualification of the applicable indenture under the Trust Indenture Act;

(6)	to provide for the issuance of Additional Notes in accordance with the limitations set forth in the applicable indenture;

(7)	to conform the text of the applicable indenture, the applicable Indenture Guarantees or the notes of such series to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the applicable indenture, the applicable Indenture Guarantees or the notes of such series; or

(8)	to allow any Subsidiary Guarantor to execute a supplemental indenture and/or Guarantee with respect to such series of notes.

Satisfaction and Discharge

With respect to the senior fixed rate notes or the senior floating rate notes, the applicable indenture will be discharged and will cease to be of further effect as to all notes of such series and Indenture Guarantees issued thereunder, when:

(1)	either:

(a)	all notes of such series that have been authenticated (except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has theretofore been deposited in trust and thereafter repaid to XM) have been delivered to the trustee for cancellation; or

(b)

all notes of such series that have not been delivered to the trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and XM has irrevocably deposited or caused to be deposited with the trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable government securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the notes of such series not delivered to the trustee for cancellation for principal, premium or Liquidated Damages, if any, and accrued interest to the date of maturity or redemption;

(2)	no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which XM or any Guarantor is a party or by which XM or any Guarantor is bound;

(3)	XM or any Guarantor has paid or caused to be paid all sums payable by it under the applicable indenture; and

(4)	XM has delivered irrevocable instructions to the trustee under the applicable indenture to apply the deposited money toward the payment of such series of notes at maturity or the redemption date, as the case may be.

In addition, XM must deliver an officers’ certificate and an opinion of counsel to the trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the trustee becomes a creditor of XM, the indentures limit its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

With respect to the senior fixed rate notes or the senior floating rate notes, the holders of a majority in aggregate principal amount of the then outstanding notes of such series will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee, subject to certain exceptions. The indentures provide that in case an Event of Default shall occur and be continuing, the trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the trustee will be under no obligation to exercise any of its rights or powers under the indentures at the request of any holder of notes, unless such holder shall have offered to the trustee security and indemnity satisfactory to it against any loss, liability or expense.

Certain Definitions

Set forth below are certain defined terms used in the indentures. Reference is made to the indentures for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Debt” means, with respect to any specified Person (x) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person or (y) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person, provided that, in each case, such Indebtedness or Lien, as applicable, is not incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Subsidiary of, such specified Person.

“Additional Notes” means additional notes (other than the Initial Notes) issued under the indentures in accordance with the covenant described under “Certain Covenants—Incurrence of Indebtedness,” as part of the same series as the Initial Notes.

“Adjusted Consolidated Operating Cash Flow” means Consolidated Operating Cash Flow for the latest four fiscal quarters for which consolidated financial statements of XM are available, taken as a whole. For purposes of calculating Consolidated Operating Cash Flow for any four fiscal quarter period for purposes of this definition, (1) all Restricted Subsidiaries of XM on the date of the transaction giving rise to the need to calculate Adjusted Consolidated Operating Cash Flow (the “Transaction Date”) shall be deemed to have been Restricted Subsidiaries at all times during such four fiscal quarter period and (2) any Unrestricted Subsidiary on the transaction date shall be deemed to have been an Unrestricted Subsidiary at all times during such four fiscal quarter period.

In addition, for purposes of calculating Adjusted Consolidated Operating Cash Flow:

(1)	acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the calculation date shall be given pro forma effect as if they had occurred on the first day of the four quarter reference period and Adjusted Consolidated Operating Cash Flow for such reference period shall be calculated on a pro forma basis but without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income; and

(2)	the Consolidated Operating Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the calculation date, shall be excluded.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” shall have correlative meanings.

“Applicable Eurodollar Rate” means, for each quarterly period during which any note is outstanding subsequent to the initial quarterly period, 450 basis points over the rate determined by XM (notice of such rate to be sent to the trustee by XM on the date of determination thereof) equal to the applicable British Bankers’ Association LIBOR rate for deposits in U.S. dollars for a period of three months as reported by any generally recognized financial information service as of 11:00 a.m. (London time) two business days prior to the first day of such quarterly period; provided that, if no such British Bankers’ Association LIBOR rate is available to XM, the Applicable Eurodollar Rate for the relevant quarterly period shall instead be the rate at which UBS Securities LLC or one of its affiliate banks offers to place deposits in U.S. dollars with first-class banks in the London interbank market for a period of three months at approximately 11:00 a.m. (London time) two business days prior to the first day of such quarterly period, in amounts equal to $1.0 million. Notwithstanding the foregoing, the Applicable Eurodollar Rate will be 9.98875% per annum through November 1, 2006.

“Asset Sale” means:

(1)	the sale, lease, conveyance or other disposition of any assets; provided that the sale, conveyance or other disposition of all or substantially all of the assets of XM and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the indentures described above under the caption “Repurchase at the Option of Holders—Change of Control” and/or the provisions described above under the caption “—Certain Covenants—Merger, Consolidation or Sale of Assets” and not by the provisions of the Asset Sale covenant; and

(2)	the issuance of Equity Interests in any of the XM’s Restricted Subsidiaries or the sale of Equity Interests in any of its Subsidiaries.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

(1)	any single transaction or series of related transactions that involves assets having a fair market value or that involve net proceeds of less than $10.0 million;

(2)	a transfer of assets between or among XM and XM’s Wholly-Owned Restricted Subsidiaries;

(3)	an issuance of Equity Interests by a Wholly Owned Restricted Subsidiary to XM or to another Wholly Owned Restricted Subsidiary;

(4)	the sale or lease of equipment, inventory, accounts receivable or other assets in the ordinary course of business;

(5)	the sale or other disposition of cash or Cash Equivalents;

(6)	a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments;”

(7)	any issuance or sale of Equity Interests of an Unrestricted Subsidiary; and

(8)	any Qualified Sale and Leaseback Transaction, including an XM-4 Sale and Leaseback Transaction.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” shall be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “beneficially owns” and “beneficially owned” shall have a corresponding meaning.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation;

(2)	with respect to a partnership, the board of directors of the general partner of the partnership; and

(3)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Board Resolution” means a resolution duly adopted by the Board of Directors or a committee of the Board of Directors in the case of Holdings, certified by the Secretary or an Assistant Secretary of XM to have been duly adopted and to be in full force and effect on the date of such certification.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Cash Equivalents” means:

(1)	United States dollars;

(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than six months from the date of acquisition;

(3)	certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case, with any domestic commercial bank having capital and surplus in excess of $500.0 million;

(4)	repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper having one of the two highest ratings obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Rating Services and in each case maturing within six months after the date of acquisition; and

(6)	money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1)	the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of XM and its Restricted Subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) other than a Principal or a Related Party of a Principal;

(2)	the adoption of a plan relating to the liquidation or dissolution of XM;

(3)	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person,” other than the Principals and their Related Parties, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the Voting Stock of Holdings or XM, measured by voting power rather than number of shares;

(4)	the first day on which a majority of the members of the Board of Directors of XM or Holdings are not Continuing Directors; or

(5)	the first day on which XM ceases to be a wholly-owned Subsidiary of Holdings.

Notwithstanding the foregoing, a Parent Company Merger shall not constitute a Change of Control.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

(1)	the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Wholly Owned Restricted Subsidiary thereof;

(2)	the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3)	the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded; and

(4)	the cumulative effect of a change in accounting principles shall be excluded.

“Consolidated Net Worth” means, with respect to any specified Person as of any date, the sum of:

(1)	the consolidated equity of the common stockholders of such Person and its consolidated Restricted Subsidiaries as of such date; plus

(2)	the respective amounts reported on such Person’s balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock.

“Consolidated Operating Cash Flow” means, with respect to any specified Person for any period, the Consolidated Net Income of such Person for such period plus:

(1)	an amount equal to any extraordinary loss (including but not limited to losses attributable to the extinguishment of Indebtedness whether or not classified as extraordinary) plus any net loss realized by such Person or any of its Restricted Subsidiaries in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2)	provision for taxes based on income or profits of such Person and its Restricted Subsidiaries for such period, to the extent that such provision for taxes was deducted in computing such Consolidated Net Income; plus

(3)	consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations and Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net of the effect of all payments made or received pursuant to Hedging Obligations), to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

(4)	depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period) and other non-cash expenses (including but not limited to non-cash stock based compensation expenses) (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Restricted Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(5)	non-cash items increasing such Consolidated Net Income for such period, other than the accrual of revenue in the ordinary course of business, in each case, on a consolidated basis and determined in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash expenses of, a Restricted Subsidiary of XM shall be added to Consolidated Net Income to compute Consolidated Operating Cash Flow of XM only to the extent that a corresponding amount would be permitted at the date of determination to be dividended to XM by such Restricted Subsidiary without prior governmental approval (that has not been obtained), and without direct or indirect restriction pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its stockholders.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of XM who:

(1)	was a member of such Board of Directors on the date of the indentures; or

(2)	was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such board at the time of such nomination or election.

“Cumulative Available Cash Flow” means, as at any date of determination, the positive cumulative Consolidated Operating Cash Flow realized during the period commencing on the beginning of the first fiscal quarter following the date of the indentures and ending on the last day of the most recent fiscal quarter immediately preceding the date of determination for which consolidated financial information of XM is available or, if such cumulative Consolidated Operating Cash Flow for such period is negative, the negative amount by which cumulative Consolidated Operating Cash Flow is less than zero.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is 91 days after the date on which the notes mature. Notwithstanding the preceding sentence, any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require XM to repurchase such Capital Stock upon the occurrence of a change of control or an asset sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that XM may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Existing Indebtedness” means Indebtedness of XM and XM’s Restricted Subsidiaries in existence on the date of the indentures, including the Indebtedness incurred or to be incurred pursuant to the January 2003 Financing Transactions until such amounts are repaid or, in the case of Indebtedness incurred under a facility that permits repayment and reborrowing, until the commitment(s) for such facility have terminated or are released.

“FCC License Subsidiary” means XM Radio Inc., a wholly owned subsidiary of XM that owns all of XM’s FCC Licenses to provide satellite digital radio service in the United States.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

“GM” means General Motors Corporation or one or more of its wholly-owned subsidiaries.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness.

“Guarantors” means the Parent Guarantor and the Subsidiary Guarantors.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

(2)	other agreements or arrangements designed to protect such Person against fluctuations in interest rates or currency values.

“Holder” means a Person in whose name a Note is registered.

“Holdings” means XM Satellite Radio Holdings Inc. and any and all successors thereto.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent, in respect of:

(1)	borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	banker’s acceptances;

(4)	representing Capital Lease Obligations;

(5)	the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(6)	representing any Hedging Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” shall include (a) all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person), (b) to the extent not otherwise included, the Guarantee by the specified Person of any Indebtedness of any other Person and (c) all Attributable Debt of such Person.

The amount of any Indebtedness outstanding as of any date shall be:

(1)	the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2)	the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

“Indenture Guarantees” means the Guarantee of the Parent Guarantor and of the Subsidiary Guarantors pursuant to the terms of the indentures and substantially in the form attached to the indentures, and “Indenture Guarantee” means any of them.

“Initial Notes” means the notes issued under the indentures on the date thereof.

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the form of loans (including Guarantees or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers, directors and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If XM or any Restricted Subsidiary of XM sells or otherwise disposes of any Equity Interests of any direct or indirect Restricted Subsidiary of XM such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of XM, XM shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Restricted Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.” The acquisition by XM or any Restricted Subsidiary of XM of a Person that holds an Investment in a third Person shall be deemed to be an Investment by XM or such Restricted Subsidiary in such third Person in an amount equal to the fair market value of the Investment held by the acquired Person in such third Person determined as provided in the final paragraph of the covenant described above under the caption “—Certain Covenants—Restricted Payments.”

“Issue Date” means May 1, 2006.

“January 2003 Financing Transactions” means (1) the amendment of the Distribution Agreement to provide for, among other things, the issuance of the GM Notes and the payment of up to $35,000,000 in subscriber acquisition payments in the form of Class A Common Stock of Holdings (the “Class A Common Stock”), (2) the issuance of XM’s and Holdings’ 10% Senior Secured Convertible Discount Notes due 2009 and common stock to certain investors, (3) borrowings of up to $100.0 million at any time outstanding under XM’s and Holdings’ credit facility with GM or deferral facility with GM to finance certain revenue share payments owed to GM under the Distribution Agreement or other amounts which may be owing from time to time to GM, (4) the execution, delivery and performance of all agreements, documents and instruments evidencing the transactions described in clauses (1) through (3) above and all arrangements contemplated thereby, in each case as reflected in such agreements, documents and instruments as in effect on the date of the indentures with such amendments that do not (x) have a materially adverse effect on the rights of the trustee or the Holders of the notes under the notes or the Indenture Guarantees, taken as a whole or (y) increase the principal amount (or accreted value, as applicable) or shorten the fixed maturity of any Indebtedness (for the avoidance of doubt, any such increase in principal amount will not cause the amounts set forth above to cease to qualify as “January 2003 Financing Transactions”).

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.

“MLB Contract” means the Letter Agreement and Binding Term Sheet (“MLB Letter Agreement”), dated as of October 15, 2004, between XM Satellite Radio Inc. and the Office of the Commissioner of Baseball, as agent for Major League Baseball Clubs (“MLB”), together with all agreements subsequently entered into between XM Satellite Radio Inc. and MLB or any of their respective affiliates, regarding the broadcast of Major League Baseball games and related programming on XM Satellite Radio, the creation of and liens on an escrow account to hold funds payable to MLB or other matters contemplated by the MLB Letter Agreement.

“Material Subsidiary” means, any domestic Restricted Subsidiary (including the FCC License Subsidiary but only to the extent permitted under applicable law) that has Guaranteed any Indebtedness or other obligation of XM or any Restricted Subsidiary in excess of $2.0 million.

“Net Cash Proceeds” means the cash proceeds from the issuance or sale of Capital Stock after the Issue Date net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

“Net Income” means, with respect to any specified Person, the net income (loss) of such Person and its Restricted Subsidiaries, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however:

(1)	any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with: (a) any Asset Sale; or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2)	any extraordinary gain or loss, together with any related provision for taxes on such extraordinary gain or loss.

“Net Proceeds” means the aggregate cash proceeds received by XM or any of XM’s Restricted Subsidiaries in respect of any Asset Sale or other transaction (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale or other transaction, including, without limitation, legal, accounting and investment banking fees, and sales commissions, and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof, in each case, after taking into account any available tax credits or deductions and any tax sharing arrangements, and amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale or other transaction and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“Non-Recourse Debt” means Indebtedness:

(1)	as to which neither XM nor any of XM’s Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable as a guarantor or otherwise;

(2)	no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of XM or any of XM’s Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; and

(3)	as to which the definitive documentation therefor specifies that the lenders thereunder will not have any recourse to the stock or assets of XM or any of XM’s Restricted Subsidiaries.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Parent Company Merger” means (a) a merger or consolidation of XM with or into Holdings or a merger or consolidation of Holdings with or into XM or (b) any assignment, transfer, conveyance or other disposition of all or substantially all of the properties or assets of XM to Holdings or of Holdings to XM.

“Parent Guarantor” means Holdings, in its capacity as a guarantor of the Obligations under the notes pursuant to the indentures.

“Pari Passu Indebtedness” means Indebtedness of XM that is pari passu in right of payment to the notes or, in the case of a Subsidiary Guarantor, that is pari passu in right of payment to its Indenture Guarantee.

“Permitted Business” means any of the lines of business conducted by XM and XM’s Restricted Subsidiaries on the date of the indentures and any business similar, ancillary or related thereto or that constitutes a reasonable extension or expansion thereof, including in connection with XM’s existing and future technology, trademarks and patents.

“Permitted Investments” means:

(1)	any Investment in XM or in a Wholly Owned Restricted Subsidiary of XM;

(2)	any Investment in Cash Equivalents;

(3)	any Investment by XM or any Restricted Subsidiary of XM in a Person, if as a result of such Investment:

(a)	such Person becomes a Wholly Owned Restricted Subsidiary of XM; or

(b)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, XM or a Wholly Owned Restricted Subsidiary of XM;

(4)	any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(5)	any acquisition of assets solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of XM;

(6)	Hedging Obligations;

(7)	Investments in existence on the date of the indentures and modifications thereof;

(8)	Investments in securities of trade creditors or customers received in compromise of obligations of such Person incurred in the ordinary course of business, including under any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such Person;

(9)	loans and advances to officers, directors and employees of XM or any of its Restricted Subsidiaries in the ordinary course of business not to exceed $2.0 million at any time outstanding;

(10)	Investments indirectly acquired by XM or any of its Restricted Subsidiaries through a direct Investment in another Person made in compliance with the indentures, provided that such Investments existed prior to and were not made in contemplation of such acquisition;

(11)	Investments in a joint venture with Sirius Satellite Radio Inc., or an Affiliate or successor thereof, the proceeds of which Investments are used solely to develop interoperable radio technology capable of receiving and processing radio system signals broadcast by both XM and Sirius Satellite Radio Inc., for the licensing of other satellite radio technology from XM and Sirius Satellite Radio Inc. in connection therewith and for activities reasonably ancillary thereto in accordance with the Joint Development Agreement between XM and Sirius Satellite Radio Inc., as in effect on the date of the indentures or as it may be amended in a manner not materially adverse to XM;

(12)	from and after any Parent Company Merger, Investments of Holdings in existence on the date of indentures;

(13)	other Investments in any Person having an aggregate fair market value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (13) since the date of the indentures that are at the time outstanding not to exceed the greater of (a) $500.0 million and (b) 15% of Total Assets outstanding at any time.

“Permitted Liens” means:

(1)	Liens on any assets of XM or XM’s Restricted Subsidiaries securing Pari Passu Indebtedness incurred pursuant to clause (1)(a) of the second paragraph of the covenant described under “—Certain Covenants—Incurrence of Indebtedness” or Permitted Refinancing Indebtedness in respect thereof;

(2)	Liens in favor of XM;

(3)	Liens on property, or on shares of stock or Indebtedness, of a Person existing at the time such Person is merged with or into or consolidated with XM or any Restricted Subsidiary of XM; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with XM or the Restricted Subsidiary;

(4)	Liens on property existing at the time of acquisition thereof by XM or any Restricted Subsidiaries of XM, provided that such Liens were not incurred in contemplation of such acquisition;

(5)	Liens to secure the performance of bids, tenders, leases, statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business;

(6)	Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (6) or (11) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness” covering only the assets acquired, constructed or improved with such Indebtedness;

(7)	Liens existing on the date of the indentures and Liens securing Indebtedness incurred pursuant to the January 2003 Financing Transactions;

(8)	Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(9)	Liens incidental to the conduct of XM’s or a Restricted Subsidiary’s business or the ownership of its property and assets not securing Indebtedness, and which do not in the aggregate materially detract from the value of the assets or property of XM and XM’s Restricted Subsidiaries taken as a whole, or materially impair the use thereof in the operation of its business;

(10)	Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security;

(11)	judgment Liens not giving rise to an Event of Default;

(12)	easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of XM or any of XM’s Restricted Subsidiaries;

(13)	any interest or title of a lessor under any Capital Lease Obligation;

(14)	leases or subleases granted to others that do not materially interfere with the ordinary course of business of XM and XM’s Restricted Subsidiaries;

(15)	Liens arising from filing Uniform Commercial Code financing statements regarding leases;

(16)	Liens in favor of customs and revenue authorities arising as a mater of law to secure payment of customer duties in connection with the importation of goods;

(17)	carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s, repairmen’s or other similar Liens arising in the ordinary course of business that are not delinquent or remain payable without penalty;

(18)	Liens securing Hedging Obligations which Hedging Obligations relate to Indebtedness that is otherwise permitted under the indentures;

(19)	Liens encumbering property or other assets under construction in the ordinary course of business arising from progress or partial payments by a customer of XM or XM’s Restricted Subsidiaries relating to such property or other assets;

(20)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by XM or any of XM’s Restricted Subsidiaries in the ordinary course of business;

(21)	Liens incurred in the ordinary course of business of XM or any Restricted Subsidiary with respect to obligations that do not exceed $20.0 million at any one time outstanding;

(22)	Liens on Qualified Receivables securing Indebtedness permitted by clause (12) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness;”

(23)	from and after any Parent Company Merger, Liens of Holdings in existence on the date of the indentures;

(24)	Liens relating to Satellite Vendor Indebtedness incurred pursuant to clause (15) of the second paragraph of the covenant described under “—Certain Covenants—Incurrence of Indebtedness” or Permitted Refinancing Indebtedness in respect thereof covering only the assets acquired, constructed or improved with such Indebtedness;

(25)	Liens securing Indebtedness permitted under clause (7) of the second paragraph of the covenant entitled “—Certain Covenants—Incurrence of Indebtedness”; provided that such Liens are no more extensive than the liens securing the Indebtedness so refunded, refinanced or replaced thereby;

(26)	Liens on the assets of XM or any Restricted Subsidiaries securing indebtedness incurred in any Qualified Sale and Leaseback Transaction (including an XM-4 Sale and Leaseback Transaction); and

(27)	Liens incurred in connection with the MLB Contract.

“Permitted Refinancing Indebtedness” means any Indebtedness of XM or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of XM or any of its Restricted Subsidiaries (other than intercompany Indebtedness); provided that:

(1)	the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus all accrued interest thereon and the amount of all expenses, consent fees and premiums incurred in connection therewith);

(2)	(A) if such Permitted Refinancing Indebtedness has a Weighted Average Life to Maturity shorter than that of the notes or a final maturity date earlier than the final maturity date of the notes, such Permitted Refinancing Indebtedness shall have a Weighted Average Life to Maturity no shorter than the remaining Weighted Average Life to Maturity of the debt so extended, refinanced, renewed, replaced, defeased or refunded and a final Stated Maturity no earlier than the final maturity date of the debt so extended, refinanced, renewed, replaced, defeased or refunded or (B) in all other cases, such Permitted Refinancing Indebtedness shall have a final maturity date later than the final maturity date of, and shall have a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the notes;

(3)	if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4)	such Indebtedness is incurred either by XM or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“Principals” means American Honda Motor Company, Inc., and General Motors Corporation.

“Public Equity Offering” means an offer and sale of Capital Stock (other than Disqualified Stock) of Holdings pursuant to a registration statement that has been declared effective by the SEC pursuant to the Securities Act (other than a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of Holdings, the net cash proceeds of which are contributed to XM’s equity capital within 90 days after receipt by Holdings of such cash proceeds).

“Qualified Receivables” means the aggregate amount of accounts receivables of XM determined in accordance with GAAP that are not more than 90 days past due.

“Qualified Sale and Leaseback Transaction” means a sale and leaseback transaction (1) involving one or more satellites of XM or any Restricted Subsidiary of XM or that is an XM-4 Sale and Leaseback Transaction and (2) the Net Proceeds (to XM in the case of an XM-4 Sale and Leaseback) of which, together with the aggregate Net Proceeds (to XM in the case of an XM-4 Sale and Leaseback) from all other sale and leaseback transactions involving satellites consummated after the date of the indentures (including any subsequent replacements, amendments or modifications thereof), do not exceed $300,000,000.

“Related Party” means:

(1)	any controlling stockholder, 80% (or more) owned Subsidiary, or immediate family member (in the case of an individual) of any Principal; or

(2)	any trust, corporation, partnership or other entity, the beneficiaries, stockholders, partners, owners or Persons beneficially holding an 80% or more controlling interest of which consist of any one or more Principals and/or such other Persons referred to in the immediately preceding clause (1).

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Satellite Vendor Indebtedness” means Indebtedness of XM provided by a satellite or satellite launch vendor or Affiliate thereof for the construction, launch and insurance of all or part of one or more satellites or satellite launches for such satellites to be used in the Permitted Business.

“Senior Fixed Rate Note Applicable Premium” means, with respect to any senior fixed rate note on any redemption date, the greater of:

(1)	1.0% of the principal amount of the senior fixed rate note; or

(2)	the excess of:

(a)	the present value at such redemption date of (i) the redemption price of the senior fixed rate note at May 1, 2010, (such redemption price being set forth in the table appearing above under the caption “—Optional Redemption”) plus (ii) all required interest payments due on the senior fixed rate note through May 1, 2010 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Senior Fixed Rate Note Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the principal amount of the senior fixed rate note, if greater.

“Senior Fixed Rate Note Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to May 1, 2010; provided, however, that, if the period from the redemption date to May 1, 2010, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Senior Floating Rate Note Applicable Premium” means, with respect to any senior floating rate note on any redemption date, the greater of:

(1)	1.0% of the principal amount of the senior floating rate note; or

(2)	the excess of:

(a)	the present value at such redemption date of (i) the redemption price of the senior floating rate note at May 1, 2008, (such redemption price being set forth in the table appearing above under the caption “—Optional Redemption”) plus (ii) all required interest payments due on the senior floating rate note through May 1, 2008 assuming that the Applicable Eurodollar Rate in effect on the date of the redemption notice would be the Applicable Eurodollar Rate in effect through May 1, 2008 (excluding accrued but unpaid interest to the redemption date), computed using a discount rate equal to the Senior Floating Rate Note Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the principal amount of the senior floating rate note, if greater.

“Senior Floating Rate Note Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to May 1,

2008; provided, however, that if the period from the redemption date to May 1, 2008, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Significant Subsidiary” means any Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date of the indentures.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subscriber” means a subscriber in good standing to the XM Radio Service that has paid subscription fees for at least one month of such service and whose subscription payments are not delinquent.

“Subsidiary” means, with respect to any specified Person:

(1)	any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership, trust or limited liability company (a) the sole general partner or the managing general partner, or the sole manager or trustee of which is such Person or a Subsidiary of such Person or (b) the only general partners or managing members of which are such Person or one or more Subsidiaries of such Person (or any combination thereof).

“Subsidiary Guarantor” means any Restricted Subsidiary of XM that has executed an Indenture Guarantee.

“Tax Sharing Agreement” means the Tax Sharing Agreement dated March 15, 2000 among Holdings, XM and XM Radio Inc., as in effect on the date of the indentures.

“Total Assets” means the total assets of a Person as set forth on the most recent balance sheet such Person prepared in accordance with GAAP.

“Total Consolidated Indebtedness” means, at any date of determination, an amount equal to the aggregate amount of all Indebtedness of XM and the Restricted Subsidiaries, determined on a consolidated basis in accordance with GAAP, outstanding as of the date of determination.

“Total Incremental Equity” means, at any date of determination, the sum of, without duplication: (1) the aggregate cash proceeds received by XM since the date of the indentures from the issuance or sale of Capital Stock of XM (other than Disqualified Stock but including Capital Stock issued upon the conversion of convertible Indebtedness or from the exercise of options, warrants or rights to purchase Capital Stock of XM other than Disqualified Stock), or of contributions to the equity capital of XM by Holdings or the fair market value of the consideration (if other than cash) from the issuance or sale of Equity Interests (other than Disqualified Stock) of XM or of actual or deemed capital contributions to the common equity capital of XM by Holdings from the issuance of Equity Interests of Holdings in exchange for the retirement of Pari Passu Indebtedness of XM since the date of the indentures, to any Person other than a Restricted Subsidiary; plus (2) an amount equal to the sum of (a) the net reduction in Investments in any Person (other than Permitted Investments) resulting from the payment in cash of dividends, repayments of loans or advances or other transfers of assets, in each case to XM or any Restricted Subsidiary after the date of issuance of the Initial Notes from such Person and (b) the portion (proportionate to XM’s equity interest in such Restricted Subsidiary) of the fair market value of the net assets of any Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that in the case of (a) or (b) above, the foregoing sum shall not exceed the amount of Investments previously made (and treated as a Restricted Payment) by XM or any Restricted Subsidiary in such Person or Unrestricted Subsidiary and that constitutes a Restricted Payment that has been deducted from Total Incremental Equity pursuant to clause (3) below; minus (3) the aggregate amount of all Restricted Payments declared or made on or after the date of issuance of the Initial Notes.

“Unrestricted Subsidiary” means any Subsidiary of XM (other than the FCC License Subsidiary, which may never be designated as an Unrestricted Subsidiary) that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution, but only to the extent that such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt;

(2)	is not party to any agreement, contract, arrangement or understanding with XM or any Restricted Subsidiary of XM unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to XM or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of XM;

(3)	is a Person with respect to which neither XM nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(4)	has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of XM or any of XM’s Restricted Subsidiaries.

Any designation of a Subsidiary of XM as an Unrestricted Subsidiary shall be evidenced to the trustee by filing with the trustee a certified copy of the Board Resolution giving effect to such designation and an officers’ certificate certifying that such designation complied with the preceding conditions and was permitted by the covenant described above under the caption “—Certain Covenants—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the indentures and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of XM as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness,” XM shall be in default of such covenant. XM’s Board of Directors may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of XM of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (1) such Indebtedness is permitted under the covenant described under the caption “—Certain Covenants—Incurrence of Indebtedness,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal (or liquidation preference, as applicable), including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount (or liquidation preference) of such Indebtedness (or Disqualified Stock, as applicable).

“Wholly Owned Restricted Subsidiary” of any specified Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

“XM-4 Sale and Leaseback Transaction” means a sale and leaseback transaction (whether classified as an operating lease, a capital lease or otherwise) involving the satellite known as XM-4 or contractual rights to receive the same upon delivery by the manufacturer (the “XM-4 Satellite”) (whether then held by XM or the Parent Guarantor), any assets associated specifically with the XM-4 Satellite and/or any licenses under or usage rights associated with the XM-4 Satellite but that are also associated with one or more other XM satellites provided however, such sale and leaseback transaction does not involve the transfer or pledge to the Parent Guarantor, one or more of its subsidiaries or the creditors of any of them by XM, one or more Restricted Subsidiaries or the creditors of any of them of any material assets associated with the XM-4 Satellite that are also associated with one or more other XM satellites, other than grants of licenses or user rights relating to assets used or to be used with the XM-4 Satellite that does not preclude the use of such assets with one or more other XM satellites.

“XM Radio Service” means digital radio programming transmitted by satellites and terrestrial repeating stations to vehicle, home and portable radios in the United States.

BOOK-ENTRY; DELIVERY AND FORM

Inc. will initially issue the exchange notes in the form of one or more global notes. Each global note will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee. Except as described below, a global note may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You may hold your beneficial interests in any global note directly through DTC if you have an account with DTC or indirectly through organizations which have accounts with DTC.

DTC has advised Inc. as follows:

•	it is a limited-purpose trust company organized under the laws of the State of New York,

•	it is a member of the Federal Reserve System,

•	is a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and

•	it is “a clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities of institutions that have accounts with it (“participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the NASD. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

The rules applicable to DTC and its participants are on file with the SEC.

Inc. expects that, pursuant to procedures established by DTC, upon the deposit of a global note with DTC, DTC will credit, on its book-entry registration and transfer system, the principal amount of notes represented by the global note to the accounts of participants. The accounts to be credited will be designated by the initial purchasers. Ownership of beneficial interests in the global note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global note will be shown on, and the transfer of those ownership interests will be effected only through, records maintained by DTC, with respect to participants’ interests, or by DTC’s direct and indirect participants, with respect to the owners of beneficial interests in the global note other than participants. The laws of some jurisdictions may require that purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global note.

So long as DTC, or its nominee, is the registered holder and owner of the global note, DTC or its nominee, as the case may be, will be considered the sole legal owner and holder of any notes evidenced by the global note for all purposes of the notes and the indenture. DTC has no knowledge of the actual beneficial owners of the notes; DTC’s records reflect only the identity of the participants to whose accounts such notes are credited, which may or may not be the beneficial owners. The participants and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers. Except as set forth below, as an owner of a beneficial interest in the global note, you will not be entitled to have the notes represented by the global note registered in your name, will not receive or be entitled to receive physical delivery of certificated notes and will not be considered to be the owner or holder of any notes under the global note. Inc. understands that under existing industry practice, in the event an owner of a beneficial interest in the global note desires to take any action that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take the action, and the participants would authorize beneficial owners owning through the participants to take the action or would otherwise act upon the instructions of beneficial owners owning through those participants and indirect participants.

Conveyance of notices and other communications by DTC to participants, by participants to indirect participants, and by participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of the notes may wish to take certain steps to augment transmission to them of notices of significant events with respect to the notes, such as redemptions, tenders, defaults and proposed amendments to the security documents. Beneficial owners of the notes may wish to ascertain that the nominee holding the notes for their benefit has agreed to obtain and transmit notices to beneficial owners, or in the alternative, beneficial owners may wish to provide their names and addresses to the registrar and request that copies of the notices be provided directly to them.

Redemption notices shall be sent to DTC. If less than all of the notes within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each participant in such issue to be redeemed.

Inc. will make payments of principal of, premium, if any, and interest on notes represented by the global note registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global note.

Inc. expects that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest on the global note will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. Inc. also expects that payments by participants or indirect participants to owners of beneficial interests in the global note held through direct and indirect participants will be governed by standing instructions and customary practices and will be the responsibility of the participants. Inc. will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the global note for any note or for maintaining, supervising or reviewing any records relating to beneficial ownership interests or for any other aspect of the relationship between DTC and its direct or indirect participants or the relationship between those participants and the owners of beneficial interests in the global note owning through those participants.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global note among participants in DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Under such circumstances, in the event that a successor securities depository is not obtained, note certificates are required to be printed and delivered as described under “Description of Exchange Notes.” Neither the Trustee nor Inc. will have any responsibility or liability for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that Inc. believes to be reliable, but Inc. takes no responsibility for the accuracy thereof.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes certain material United States federal income tax consequences of participating in the exchange offer and of ownership and disposition of exchange notes. The following discussion does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986 (the “Code”), United States Treasury Regulations, Internal Revenue Service rulings and pronouncements and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the notes. The discussion does not address all of the United States federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances or to holders subject to special rules, such as certain financial institutions, insurance companies, dealers in securities, S corporations or partnerships, expatriates, tax-exempt organizations, persons holding the notes as part of a straddle, hedge or conversion transaction, and persons with a functional currency other than the U.S. dollar. In addition, this discussion is limited to persons who purchased original notes for cash at their initial offering price pursuant to the initial offering of the notes. Moreover, the effect of any applicable state, local or foreign tax laws or of United States federal tax law other than income taxation is not discussed. The discussion deals only with notes held as “capital assets” within the meaning of Section 1221 of the Code.

As used herein, “United States Holder” means a beneficial owner of notes who or that is:

(1) a citizen or resident of the United States,

(2) a corporation (or other entity treated as a corporation for United States federal income tax purposes), created or organized in or under the laws of the United States or a political subdivision thereof,

(3) an estate, the income of which is subject to United States federal income taxation regardless of its source, or

(4) a trust if (i) (A) a United States court is able to exercise primary supervision over the administration of the trust and (B) one or more United States persons have authority to control all substantial decisions of the trust, or (ii) the trust was in existence on August 20, 1996 and has elected to continue to be treated as a United States person.

As used herein, a “non-United States Holder” means a beneficial owner of notes, other than a partnership (or other entity treated as a partnership for United States federal income tax purposes), who or that is not a United States Holder.

If a partnership (including for this purpose any entity treated as a partnership for United States tax purposes) is a beneficial owner of notes, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. A holder of notes that is a partnership, and partners in such partnership, are urged to consult their tax advisors about the United States federal income tax consequences of participating in the exchange offer and of owning and disposing of the exchange notes.

We have not sought and will not seek any rulings from the Internal Revenue Service (the “IRS”) with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the exchange offer or of ownership or disposition of the exchange notes or that any such position would not be sustained.

Persons considering a tender of an outstanding note for an exchange note pursuant to the exchange offer are urged to consult their tax advisors with regard to the application of the tax consequences discussed below to their particular situations, as well as the application of any state, local, foreign or other tax laws, including gift and estate tax laws.

Exchange of Outstanding Notes for Exchange Notes

The exchange of outstanding notes for exchange notes pursuant to the exchange offer will not constitute a taxable event to holders for United States federal income tax purposes. Rather, the exchange notes will be treated as a continuation of the outstanding notes for federal income tax purposes, and are referred to together as “notes” in this summary of federal income tax consequences. Consequently, no gain or loss will be recognized by a holder upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the outstanding note, and the initial basis of the exchange note will be the same as the basis of the outstanding note immediately before the exchange.

United States Holders

Interest

Interest on the notes generally will be taxable to a United States Holder as ordinary income at the time that it is paid or accrued, in accordance with the United States Holder’s method of accounting for United States federal income tax purposes.

Sale or Retirement of a Note

A United States Holder of a note will recognize gain or loss upon the sale, retirement, redemption or other taxable disposition of such note in an amount equal to the difference between:

(1) the amount of cash and the fair market value of other property received in exchange therefor (other than amounts attributable to accrued but unpaid stated interest, which will be subject to tax as ordinary income to the extent not previously included in income); and

(2) the United States Holder’s adjusted tax basis in such note. A United States Holder’s adjusted tax basis in a note will, in general, be the price paid for the note by the United States Holder.

Any gain or loss recognized will generally be capital gain or loss, and such capital gain or loss will generally be long-term capital gain or loss if the note has been held by the United States Holder for more than one year. Long-term capital gain for non-corporate taxpayers is subject to reduced rates of United States federal income taxation. The deductibility of capital losses is subject to certain limitations.

Non-United States Holders

Interest

Interest paid to a non-United States Holder of the notes will not be subject to United States federal withholding tax under the “portfolio interest exception,” provided that:

(1) the non-United States Holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock,

(2) the non-United States Holder is not

(A) a controlled foreign corporation that is related to us through stock ownership or

(B) a bank that received the note on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

(3) the beneficial owner of the note provides a certification, signed under penalties of perjury, that it is not a United States person. Such certification is generally made on an IRS Form W-8BEN or a suitable substitute form.

Interest paid to a non-United States Holder that does not qualify for the portfolio interest exception and that is not effectively connected to a United States trade or business will be subject to United States federal withholding tax at a rate of 30%, unless a United States income tax treaty applies to reduce or eliminate withholding.

A non-United States Holder will generally be subject to tax in the same manner as a United States Holder with respect to interest if such amounts are effectively connected with the conduct of a trade or business by the non-United States Holder in the United States and, if an applicable tax treaty provides, such gain is attributable to a United States permanent establishment maintained by the non-United States Holder. Such effectively connected income received by a non-United States Holder which is a corporation may in certain circumstances be subject to an additional “branch profits tax” at a 30% rate or, if applicable, a lower treaty rate.

To claim the benefit of a lower treaty rate or to claim exemption from withholding because the income is effectively connected with a United States trade or business, the non-United States Holder must provide a properly executed IRS Form W-8BEN or IRS Form W-8ECI (or a suitable substitute form), as applicable. Such certificate must contain, among other information, the name and address of the non-United States Holder.

Non-United States Holders should consult their own tax advisors regarding applicable income tax treaties, which may provide different rules.

Sale of Notes

A non-United States Holder generally will not be subject to United States federal income tax or withholding tax on gain realized on the sale or exchange of a note unless:

1) the non-United States Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale or exchange and certain other conditions are met, or

2) the gain is effectively connected with the conduct of a trade or business of the non-United States Holder in the United States and, if an applicable tax treaty so provides, such gain is attributable to a United States permanent establishment maintained by such holder.

A non-United States Holder will generally be subject to tax in the same manner as a United States Holder with respect to gain realized on the sale or exchange of a note if such gain is effectively connected with the conduct of a trade or business by the non-United States Holder in the United States and, if an applicable tax treaty provides, such gain is attributable to a United States permanent establishment maintained by the non- United States Holder. In certain circumstances, a non-United States Holder which is a corporation will be subject to an additional “branch profits tax” at a 30% rate or, if applicable, a lower treaty rate on such income.

Information Reporting and Backup Withholding

Certain non-corporate United States Holders may be subject to information reporting requirements on payments of principal and interest on a note and payments of the proceeds of the sale of a note, and backup withholding tax (currently imposed at a rate of 28%) may apply to such payments if the United States Holder:

(1) fails to furnish an accurate taxpayer identification number (“TIN”) to the payor in the manner required,

(2) is notified by the IRS that it has failed to properly report payments of interest or dividends, or

(3) under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and that it has not been notified by the IRS that it is subject to backup withholding.

A non-United States Holder is generally not subject to backup withholding if it certifies as to its status as a non-United States Holder under penalties of perjury or otherwise establishes an exemption, provided that neither we nor our paying agent has actual knowledge or reason to know that the non-United States Holder is a United States person or that the conditions of any other exemptions are not, in fact, satisfied. However, information reporting requirements will apply to payments of interest to non-United States Holders. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-United States Holder resides.

The payment of the proceeds from the disposition of notes to or through the United States office of any broker, United States or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-United States status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the non-United States Holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of a note to or through a non-United States office of a non-United States broker that is not a “United States related person,” generally will not be subject to information reporting or backup withholding. For this purpose, a “United States related person” is:

(1) a controlled foreign corporation for United States federal income tax purposes,

(2) a foreign person 50% or more of whose gross income from all sources for the three-year period ending with the close of its taxable year preceding the payment, or for such part of the period that the broker has been in existence, is derived from activities that are effectively connected with the conduct of a United States trade or business, or

(3) a foreign partnership that is either engaged in the conduct of a trade or business in the United States or of which 50% or more of its income or capital interests are held by United States persons.

In the case of the payment of proceeds from the disposition of notes to or through a non-United States office of a broker that is either a United States person or a United States related person, the payment may be subject to information reporting unless the broker has documentary evidence in its files that the owner is a non-United States Holder and the broker has no knowledge or reason to know to the contrary. Backup withholding will not apply to payments made through foreign offices of a broker that is a United States person or a United States related person (absent actual knowledge that the payee is a United States person).

Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against such holder’s United States federal income tax liability, provided that the requisite procedures are followed.

Holders of notes are urged to consult their tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption, if applicable.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account in the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account in the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer, including the expenses of one counsel for the holders of the outstanding notes other than commissions or concessions of any brokers or dealers, and will indemnify the holders of the outstanding notes against various liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters with respect to the notes offered by this prospectus have been passed upon for XM and Inc. and the other guarantors by Hogan & Hartson L.L.P. Washington, D.C.

EXPERTS

The consolidated financial statements and consolidated financial statement schedule of XM Satellite Radio Holdings Inc. and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements and consolidated financial statement schedule of XM Satellite Radio Inc. and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

INCORPORATION OF DOCUMENTS BY REFERENCE

This prospectus is part of a registration statement we filed with the SEC. The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, which we have previously filed with the SEC, and any future filings made with the SEC prior to the termination of this exchange offer under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

•	XM’s and Inc.’s Annual Reports on Form 10-K for the fiscal year ended December 31, 2005;

•	XM’s and Inc.’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2006 and June 30, 2006, respectively; and

•	XM’s Current Reports on Form 8-K, filed with the SEC on:

•	January 5, 2006;

•	January 30, 2006;

•	February 16, 2006;

•	March 2, 2006;

•	April 17, 2006;

•	April 20, 2006;

•	April 27, 2006;

•	May 5, 2006;

•	May 24, 2006;

•	May 30, 2006;

•	July 19, 2006;

•	July 24, 2006; and

•	August 11, 2006

You may obtain copies of documents incorporated by reference in this document, without charge, by writing us at the following address or calling us at the telephone number listed below:

XM Satellite Radio

1500 Eckington Place, N.E.

Washington, DC 20002

Attention: General Counsel

(202) 380-4000

Our reports and amendments filed with the SEC can be accessed, free of charge, through our website at http://www.xmradio.com/investor/investor_financial_and_company.html on the same day that they are electronically filed with the SEC.

You may read and copy materials that we have filed with the SEC at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our SEC filings also are available to the public on the SEC’s Internet site at http://www.sec.gov.